As filed with the Securities and Exchange Commission on October 5, 2006

Registration No. 333-137219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNSET FINANCIAL RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Maryland	16-1685692
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

(904) 425-4575

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stacy M. Riffe

Chief Executive Officer

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

(904) 425-4575

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bryan L. Goolsby Kenneth L. Betts Locke Liddell & Sapp LLP 2200 Ross Avenue Suite 2200 Dallas, TX 75201-6776 (214) 740-8000	John J. Longino Alesco Financial Trust Cira Centre 2929 Arch Street, 17th Floor Philadelphia, PA 19104 (215) 701-9555	Richard D. Pritz Kathleen L. Werner Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 (212) 878-8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times as the selling stockholders shall determine after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock $0.001 par value per share	14,415,530	$8.54	123,108,626	$13,173

(1)	All of the shares of common stock offered hereby are being offered for the account of selling stockholders who are to acquire the shares in connection with the registrant’s merger with Alesco Financial Trust. Pursuant to Rule 416 under the Securities Act of 1933, the shares being registered hereunder include such indeterminate number of shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. The price per unit and aggregate offering price are based on the average of the high and low prices of the shares, as reported on the New York Stock Exchange, on October 4, 2006.

(3)	The registration fee was paid with the initial filing on September 8, 2006.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated October 5, 2006

Preliminary Prospectus

14,415,530 Shares of Common Stock

This prospectus relates to the resale of 14,415,530 shares of Sunset common stock by the selling stockholders listed in the section entitled “Selling Stockholders” beginning on page 45 of this prospectus. The shares offered under this prospectus are to be issued in connection with Sunset’s merger with Alesco Financial Trust. The closing of the merger is conditioned upon the effectiveness of the Registration Statement of which this prospectus forms a part. Sunset is not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The shares offered under this prospectus may be offered or sold by the selling stockholders from time to time directly to purchasers or through agents, underwriters, brokers or dealers at prevailing market or privately negotiated prices and on other terms to be determined at the time of sale. See “Plan of Distribution.” If required, the names of any such agents, underwriters, brokers or dealers involved in the sale of the shares in respect of which this prospectus is being delivered and the applicable agent’s commission, broker’s or dealer’s purchase price or underwriter’s discount, if any, will be set forth in an accompanying supplement to this prospectus. The selling stockholders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of shares. See “Use of Proceeds.”

Sunset’s shares are traded on the New York Stock Exchange under the symbol “SFO.” On October 4, 2006, the last reported sale price of Sunset’s shares was $8.57 per share.

An investment in these securities entails certain material risks and uncertainties that should be considered. You should read this prospectus, particularly the section entitled “Risk Factors” beginning on page 5 of this prospectus, and any supplement, carefully before investing.

Upon the closing of the merger with Alesco, Sunset will change its name to Alesco Financial Inc. and expects its stock to trade on the NYSE under the symbol “AFN.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 5, 2006.

SUMMARY

The following is a summary that highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary may not contain all of the information that may be important to you. You should read carefully this entire prospectus, including the information incorporated by reference into this prospectus, before making any investment decision.

Sunset Financial Resources, Inc.

Sunset is a Maryland corporation that operates as a specialty finance company that has elected, for U.S. federal income tax reasons, to be taxed as a real estate investment trust, or REIT. The company, incorporated in Maryland on October 6, 2003, and headquartered in Jacksonville, Florida, completed an initial public offering of its common stock on March 17, 2004. Sunset’s principal business objective is to generate income for distribution to its stockholders by earning a positive spread between the interest income on its assets and the interest expense (including hedge costs) on financing those assets. Sunset elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with its taxable year ended December 31, 2004. In order to maintain its qualification as a REIT, Sunset must comply with a number of requirements under the Internal Revenue Code, including the requirement that it distribute at least 90% of its annual net taxable income (excluding net capital gains) to its stockholders.

Sunset had limited operations until receiving the proceeds from its initial public offering, at which time it began executing its business strategy of investing in residential mortgage related securities and commercial bridge loans. As of June 30, 2006, Sunset had approximately $730 million of assets. Sunset’s common stock, par value $0.001 per share, is traded on the New York Stock Exchange under the symbol “SFO.”

Recent Developments

Alesco Merger

Sunset signed a merger agreement, as amended, providing for a merger with Alesco Financial Trust. In connection with the merger agreement, Sunset signed an interim management agreement under which Cohen Brothers Management LLC, a wholly-owned subsidiary of Cohen & Company (formerly known as Cohen Brothers, LLC), a specialized research, investment banking and asset management firm based in Philadelphia, Pennsylvania, is managing Sunset and assisting Sunset in redeploying its assets. We refer to Cohen Brothers and its affiliates as Cohen Brothers or the manager, unless the context indicates otherwise. We have scheduled a meeting of our stockholders to vote on the merger at 9:00 a.m., Eastern time, on October 6, 2006 and expect the merger to close shortly thereafter. The merger and related matters are described in our proxy statement dated September 8, 2006, which is incorporated herein by reference. The merger agreement provides that Sunset will issue 1.26 Sunset shares for each Alesco share, or a total of 14,415,530 shares.

The merged company will pursue Alesco’s investment strategy focused on trust preferred securities, or TruPS, issued by banks and insurance companies, middle market loans and residential mortgage backed securities, or RMBS.

Contemplated Common Stock Offering

In order to raise additional capital for investment, Sunset is contemplating a common stock offering following the merger. The amount of any such offering would depend on market conditions and other factors. Depending on the price of the offering, it may be dilutive to other holders. There can be no assurance that Sunset will proceed with an offering or the results of any offering.

Tender Offer

Sunset has commenced a self-tender offer to purchase for cash at $8.03 per share up to $21.3 million of Sunset’s shares, or 2,652,553 shares, from existing stockholders. The tender offer is expected to close immediately prior to the closing of the merger. The tender offer will be subject to certain conditions, including that the merger agreement not be terminated in accordance with its terms. If the merger agreement is terminated in accordance with its terms, the tender offer will be terminated, and all shares previously tendered will be returned to tendering Sunset stockholders.

Pre-Closing Dividend

Under the merger agreement, Sunset has declared a dividend to holders of Sunset shares, the record date for which will be the close of business on the last trading day immediately preceding the merger, in an amount equal to $0.50 per Sunset share outstanding.

Change in the Board of Directors of Sunset

The merger agreement provides that, upon completion of the merger, the board of directors of Sunset will consist of nine directors, three of whom will be independent directors who previously sat on the board of Sunset, three of whom will be the independent directors who previously sat on the board of Alesco, and one of whom will be an independent director appointed by Alesco. The merger agreement provides that, upon completion of the merger, the remaining two directors will be Daniel G. Cohen, Alesco’s Chairman, who will serve as Sunset’s Chairman, and James J. McEntee, Alesco’s President & Chief Executive Officer, who will serve as Sunset’s President & Chief Executive Officer.

Registration Rights Provisions

In connection with the merger, Sunset entered into a letter agreement dated September 5, 2006 with Alesco containing registration provisions (the “Registration Rights Agreement”), requiring Sunset to file a registration statement covering the possible resale of Sunset’s shares issued to the selling stockholders.

All of the shares that may be offered under this prospectus will be issued by Sunset to the selling stockholders named herein in connection with Sunset’s acquisition of Alesco. These shares will be offered on a continuous basis under Rule 415 of the Securities Act of 1933. As a result, once the registration statement, of which this prospectus forms a part, is declared effective by the SEC, and the merger closes, the shares issued to Alesco holders in the merger will be freely tradeable without restriction. The closing of the merger is conditioned on, among other things, the effectiveness of the registration statement.

Alesco Financial Trust

Alesco is a Maryland real estate investment trust formed on October 26, 2005 that invests primarily in certain target asset classes identified by Cohen Brothers. Alesco commenced operations in January 2006 upon completion of a $111 million Rule 144A equity offering and currently has approximately $3.1 billion in assets. Alesco intends to qualify to be taxed as a REIT for U.S. federal income tax purposes for its taxable year ending at the time of the merger and, as such, will be subject to various rules relating to REITs.

Alesco is externally managed and advised by Cohen Brothers, who has provided since 1999 financing to small and mid-sized companies in financial services, real estate and other sectors. As of September 8, 2006, Cohen Brothers had approximately $17.0 billion in assets under management, including over $7.0 billion in TruPS issued by banks and insurance companies. Cohen Brothers is a market leader in TruPS in these sectors with an estimated 35% market share based on an analysis of Fitch ratings reports for 2005. Alesco believes that one of the attractive features of TruPS for bank holding companies is that TruPS can currently be included in the tier one capital, as defined in regulations promulgated under the Bank Holding Act of 1956, as amended, of bank holding companies, subject to limitations. Tier one capital is comprised of a company’s equity, disclosed reserves, and retained earnings and is one of the primary measures used by regulators of financial institutions to determine the amount of lending and deposit gathering activity that a particular bank can participate in. Certain state departments of insurance also afford favorable treatment to TruPS and surplus notes for purposes of determining whether insurance companies operating in their states satisfy required capital standards. There can be no assurance that, in the future, regulators will not seek to impose limitations on the favorable capital treatment of TruPS or will not disallow such favorable treatment in its entirety.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table presents summary historical and unaudited pro forma financial data for Alesco, Sunset, and combined after giving effect to the merger as if the merger had taken place as of January 1, 2006, and after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements included in Sunset’s proxy statement relating to the merger. The pro forma financial data in the tables assumes that the merger is accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”), “Business Combinations.” The information in the following table is based on, and should be read together with, the pro forma information and the historical information for Alesco and Sunset that appears in Sunset’s proxy statement. The pro forma financial data is not necessarily indicative of results that actually would have occurred had the merger been completed on the date indicated or that may be obtained in the future. Please see “Where You Can Find Additional Information” for information on Sunset’s proxy statement.

	For the period January 31, 2006 Through June 30, 2006	For the period ended June 30, 2006
	(In thousands, except per share data)
	Alesco	Sunset	Pro Forma Combined
Operating Data:
Net investment income	$9,335	$5,751	$16,000
Total expenses	2,452	5,330	5,213
Net income	15,170	(12,269)	14,657
Per common share:
Earnings per common share – basic	$1.37	$(1.17)	$0.67
Earnings per common share – diluted	1.36	(1.17)	0.67
Distributions per common share (1)	0.20	0.06	0.56

(1)	Pro forma combined distributions per common share is calculated as total dividends declared by each of the combined companies relating to their results of operations from January 1, 2006 through June 30, 2006 divided by the outstanding common shares of the combined companies as shown in “Unaudited Pro Forma Combined Financial Information” on page G-1 of Sunset’s proxy statement. In addition to distributions per common share declared by each company during the period from January 1, 2006 through June 30, 2006, pro forma distributions per common share includes the payment by Sunset of a special merger dividend of $0.50 to its stockholders in accordance with the terms of the merger agreement, a distribution of $0.33 per common share declared by the board of trustees of Alesco on July 19, 2006 and a distribution of $0.03 per common share declared by the board of directors of Sunset on August 21, 2006.

	As of June 30, 2006
	(In thousands, except per share data)
	Alesco	Sunset	Pro Forma Combined
Balance Sheet Data:
Investment in securities and security-related receivables	$2,595,684	$518,237	$3,113,921
Investment in loans, net	392,443	160,739	545,755
Total assets	3,127,331	731,428	3,813,358
Indebtedness	2,927,925	620,911	3,548,836
Shareholders’ Equity	107,031	108,563	170,193
Per common share:
Book value per share (2)	9.64	10.33	7.77

(2)	Book value per share is calculated as total stockholder or shareholder equity, as applicable, divided by the number of shares issued and outstanding as of the reporting date.

RISK FACTORS

In addition to the other information included in this prospectus or incorporated into this prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 44 of this prospectus, you should carefully consider the following risks before making an investment decision regarding the Sunset shares.

Sunset is changing its strategy and redeploying its assets into a portfolio of assets consistent with Alesco’s investment strategy. Therefore, Sunset already is, and the merged entity upon consummation of the merger will be, subject to the risks described below with respect to Alesco, unless expressly indicated otherwise with respect to a particular risk factor. In addition, Sunset is also subject to risks related to the disposition of its existing portfolio of assets. In order to implement its new strategy, Sunset has appointed Cohen Brothers as its interim manager and will assume the management agreement Alesco entered into with Cohen Brothers at the closing of the merger. Therefore, Sunset is also subject to risks relating to management by Cohen Brothers. Sunset will be subject to these risks both indirectly through Alesco and directly. For a description of the risks that Sunset was subject to before it began redeploying its assets, please see Sunset’s Annual Report on Form 10-K for the Year Ended December 31, 2005. This document can be obtained as described in “Where You Can Find More Information” beginning on page 53 of this prospectus.

Alesco and Sunset expect to incur costs and expenses in connection with the merger, which may adversely impact the financial condition of the combined company.

Alesco and Sunset are expected to incur one-time, pre-tax costs and expenses of approximately $10 million in connection with the merger. These costs and expenses include change of control, severance, stay bonuses and other benefit payments, insurance costs, fees relating to the termination of contractual obligations, investment banking expenses, legal and accounting fees, printing expenses and other related charges incurred and expected to be incurred by Alesco and Sunset.

Following the merger, Sunset will continue to be managed by Cohen Brothers and will continue to be obligated to pay substantial fees and be subject to potential conflict of interest risks.

Following the merger, Sunset will assume Alesco’s management agreement with Cohen Brothers and accordingly Cohen Brothers and its affiliates will earn substantial fees from their relationship with Sunset comparable to the fees currently earned by Cohen Brothers and its affiliates in respect of their relationship with Alesco. For example, from the commencement of Alesco’s operations in January 2006 through June 30, 2006, Cohen Brothers and its affiliates have earned $664,000 in base management fees, and $195,000 in incentive fees (net of $374,000 of asset management fee credits) under Cohen Brothers’ management agreement with Alesco, as well as $3.9 million of origination fees, $12.6 million of structuring fees and $6.0 million of placement fees in respect of CDOs and CLOs in which Alesco has invested. In addition to ongoing management fees and fees arising from Sunset’s investments, Cohen Brothers will also be entitled to a termination fee of three times the sum of the average annual base fee for the past two 12-month periods under the management agreement if the agreement is terminated under specified circumstances. Sunset is presently paying substantial fees to Cohen Brothers under the interim management agreement. Sunset will be subject to potential conflicts of interest arising out of its relationship with its manager and affiliates, including the following potential conflicts arising from fees payable to Cohen Brothers and its affiliates:

•	Cohen Brothers is controlled by Daniel G. Cohen and certain of Alesco’s other executive officers. As a result, Alesco’s management agreement, which will be assumed by Sunset in the merger, was negotiated between related parties and its terms, including fees payable, may not be as favorable as if the terms had been negotiated with an unaffiliated third party;

•	the substantial fees to be earned by Cohen Brothers and its affiliates from Sunset’s investments in CDOs and CLOs structured, managed and sold by Cohen Brothers and its affiliates, whether or not those investments generate attractive returns for Sunset, present potential conflicts for Cohen Brothers in causing Sunset to make investments which may not be fully addressed by policies that require Sunset’s independent trustees to approve all transactions between Sunset and Cohen Brothers and its affiliates;

•	the incentive fee that will be payable under Sunset’s management agreement with Cohen Brothers may induce the manager to make higher risk investments; and

•	the substantial termination fee that will be payable under Sunset’s management agreement with Cohen Brothers will make termination of the agreement extremely costly and may deter Sunset from exercising its termination rights.

Sunset is presently subject to many of these potential conflicts of interest, including those listed above (other than the third bullet point, as the interim management agreement does not provide for an incentive fee) as a result of the interim management agreement. These risks and other risks arising from Sunset’s relationship with its manager are explained in detail below under the caption “Risk Factors Relating to Alesco – Risk Relating to Alesco’s Management and its Relationship with its Manager.” The interim management agreement and the management agreement are described under the captions “The Interim Management Agreement” and “The Alesco Management Agreement.”

Sunset has suffered losses as a result of the sale of its existing portfolio of mortgage-backed securities.

As a result of the redeployment of its assets, Sunset has recognized a net loss of $22.2 million from the sale of $809.1 million of its mortgage-backed securities. Related hedge gains reduced the net loss to $3.2 million. The losses resulted from the sale of these securities at a time when their market value was less than their amortized costs. These losses might not have resulted if Sunset had retained these assets for a period of time necessary to recover the amortized costs.

Risk Factors Relating to Alesco

Risks Related to Alesco’s Management and its Relationship with its Manager

Alesco is, and the merged entity following the merger will be, dependent on Cohen Brothers and may not find a suitable replacement if the management agreement is terminated.

Alesco has no employees. Alesco has no separate facilities and is completely reliant on its manager, which has significant discretion as to the implementation and execution of its business strategies and risk management practices. Alesco is subject to the risk that its manager will terminate the management agreement and that no suitable replacement will be found. Alesco believes that its success depends to a significant extent upon the experience of its manager’s executive officers, whose continued services are not guaranteed.

Under the merger agreement, the merged entity will assume the management agreement at the closing of the merger. Because the merged entity will not have employees or separate facilities, it will be as completely reliant on its manager as Alesco is prior to the merger, and its success will depend to a significant extent upon the experience of its manager’s executive officers, whose continued services are not guaranteed. The merged entity will be equally subject to the risk that its manager terminate the management agreement and that no suitable replacement will be found.

There are potential conflicts of interest in the relationship between Alesco and the merged entity, on the one hand, and the manager and the manager’s affiliates, including Cohen Brothers, on the other hand, which could result in decisions that are not in the best interests of Alesco’s shareholders or the merged entity’s shareholders following the merger.

Alesco is subject to potential conflicts of interest arising out of its relationship with its manager and its affiliates, including Cohen & Company, which will continue to exist and will apply to the merged entity following the merger. For instance, Daniel G. Cohen, Alesco’s chairman, James J. McEntee, III, Alesco’s chief executive officer and president and Shami J. Patel, Alesco’s chief operating officer, also serve as executive officers of Cohen Brothers and are accordingly not exclusively dedicated to Alesco’s business.

The merged entity will be subject to similar conflicts of interest arising out of its relationship with its manager and its affiliates, including Cohen Brothers. Messrs. Cohen and McEntee, for instance, will become directors of Sunset while remaining officers of Cohen Brothers, an affiliate of the merged entity’s manager. Furthermore, Alesco’s current and the merged entity’s future manager, Cohen Brothers, is controlled by Mr. Cohen and by certain of Alesco’s other executive officers. As a result, Alesco’s management agreement with its manager was negotiated between related parties, and its terms, including fees payable, may not be as favorable to Alesco as if it had been negotiated with an unaffiliated third party. The same risk will be borne by the merged entity because the management agreement will be assumed by the merged entity in the merger. In addition, Alesco’s manager owes no fiduciary obligation to Alesco’s shareholders and will owe no fiduciary duty to the merged entity’s shareholders following the merger. The management agreement does not prevent the manager and its affiliates from engaging in additional management or investment opportunities, some of which compete with Alesco prior to the merger and will compete with the merged entity upon completion of the merger. Alesco’s manager engages in additional management or investment opportunities that have overlapping objectives with Alesco, and faces conflicts in the allocation of investment opportunities. The same will be true for the merged entity. Such allocation is at the discretion of Alesco’s manager and there is no guarantee that this allocation will be made in the best interest of Alesco’s shareholders. Additionally, the ability of Alesco’s manager and its officers and employees to engage in other business activities may reduce the time Alesco’s manager spends managing Alesco.

Alesco and the merged entity following the merger may enter into additional transactions with Cohen Brothers with the approval of Alesco’s or the merged entity’s independent trustees. Such transactions with Cohen Brothers may not be as favorable to Alesco or the merged entity as they would be if negotiated with independent third parties.

In addition to the fees payable to Cohen Brothers under the management agreement, Cohen Brothers will benefit from other fees paid to it by third parties with respect to Alesco’s or the merged entity’s investments. Cohen Brothers will similarly benefit from other fees paid to it by third parties with respect to the merged entity’s investments once the merger is consummated. In particular, affiliates of Cohen Brothers will earn origination fees paid by the issuers of TruPS, which have historically ranged from zero to 3.0% of the face amount of a TruPS issuance. Cohen Brothers, through its affiliates, typically retains part of this fee and shares the balance with the investment bank or other third party broker that introduced the funding opportunity to Cohen Brothers. Cohen Brothers’ affiliates also will receive structuring fees for services relating to the structuring of a collateralized debt obligation, or CDO, or a collateralized loan obligation, or CLO, on Alesco’s behalf or in which Alesco invests. This fee typically ranges from zero to 0.45% of the face amount of the securities issued by the CDO or CLO, but may exceed this amount. Alesco’s or the merged entity’s independent trustees must approve any structuring fees exceeding 0.45% of the face amount of the securities issued by such CDOs or CLOs. In addition, affiliates of Cohen Brothers will act as collateral managers of the CDOs and CLOs in which Alesco expects to invest. In this capacity, these affiliates will receive collateral management fees that have historically ranged between 0.10% and 0.63% of the assets held by the CDOs and CLOs. In addition, the collateral managers may be entitled to earn incentive fees if CDOs or CLOs managed by them exceed certain performance benchmarks. A broker-dealer affiliate of Cohen Brothers will also earn placement fees in respect of debt and equity securities which it sells to investors in the CDOs and CLOs in which Alesco and the merged entity following the merger may invest, as well as commissions and mark-ups from trading of securities to and from CDOs and CLOs in which Alesco and the merged entity following the merger invests. The management agreement with Cohen Brothers provides that the base management fee and incentive management fee payable to Cohen Brothers will be reduced by Alesco’s or the merged entity’s proportionate share of the amount of any CDO and CLO collateral management fees and incentive fees paid to Cohen Brothers and its affiliates in connection with the CDOs and CLOs in which Alesco or the merged entity invests, based on the percentage of equity Alesco or the merged entity holds in such CDOs and CLOs. Origination fees, structuring fees, placement fees and trading discounts and commissions paid to, or earned by, Cohen Brothers and its affiliates will not reduce the amount of fees Alesco or the merged entity pays under the management agreement.

Through June 30, 2006, Sunset has paid Cohen Bros. $234,000 in base management fees under the interim management agreement. Through June 30, 2006, affiliates of Cohen Bros. earned $1.7 million of structuring fees and $1.2 million of placement fees in connection with a CLO in which Sunset has invested. These amounts are also included in the amounts earned by affiliates of Cohen Brothers on CDOs and CLOs in which Alesco has invested disclosed under the caption “The Alesco Management Agreement—Other Fees Payable to Affiliates of Cohen Brothers” in Sunset’s proxy statement.

Alesco and the merged entity following the merger will compete with current and future investment entities affiliated with Alesco’s manager and Cohen & Company and each of Alesco and the merged entity following the merger may not be allocated by its manager the most attractive real estate related investment opportunities.

Affiliates of Alesco’s manager have investment objectives that overlap with Alesco’s objectives, which could cause Alesco to forego attractive investment opportunities. For instance, Cohen Brothers and its subsidiaries have agreed not to compete with Taberna Realty Finance Trust for a three-year period beginning on April 28, 2005 in Taberna’s business of originating TruPS or other preferred securities issued by REITs and real estate operating companies or of acting as the collateral manager of CDOs involving these securities. Accordingly, as long as Alesco’s manager is a subsidiary of Cohen & Company, Alesco’s manager must obtain Taberna’s consent before investing in these assets on Alesco’s behalf during the term of this non-competition agreement. In addition, no assurance can be given that Cohen Brothers’ affiliates will not establish or manage other investment entities in the future that compete with Alesco and the merged entity following the merger for investments. Indeed, Taberna will compete with Alesco for investments in mortgage loans, RMBS and CMBS, and no assurance can be given that Alesco’s manager will allocate the most attractive real estate related assets to Alesco and the merged entity following the merger. Alesco will be competing with Cohen Brothers, Taberna and any other investment entities that Cohen & Company may form in the future for access to the benefits that Alesco’s relationship with Cohen Brothers provides to Alesco, including access to investment opportunities.

Although Alesco benefits, and the merged entity will benefit following the merger, from a right of first refusal provided by Cohen Brothers with respect to certain of Alesco’s target assets, this right of first refusal excludes (1) individual investments in leveraged loans, (2) TruPS which collateralize CDOs in which Alesco declines to exercise its right of first refusal to acquire equity interests in the CDO and (3) non-U.S. dollar denominated investments in any of Alesco’s targeted asset classes.

Members of Alesco’s management team have competing duties to other entities, which could result in decisions that are not in the best interests the shareholders of Alesco or the combined company following the merger.

Alesco’s executive officers and the employees of its manager, other than Alesco’s chief financial officer, do not spend all of their time managing Alesco’s activities and its investment portfolio. Alesco’s executive officers and the employees of its manager, other than Alesco’s chief financial officer, allocate some, or a material portion, of their time to other businesses and activities. For example, each of Alesco’s chairman of the board, president and chief executive officer and chief operating officer also serves as an executive officer of Cohen Brothers. In addition to serving as executive officers of Cohen & Company, Alesco’s chairman of the board and president and chief executive officer also serve as the chairman and chief executive officer and vice chairman, respectively, of Taberna. None of these individuals is required to devote a specific amount of time to Alesco’s affairs. Accordingly, Alesco will compete with Cohen

Brothers and Taberna and possibly other entities in the future for the time and attention of these senior officers and there will be conflicts of interest in allocating investment opportunities to Alesco that may also be suitable for Cohen Brothers and Taberna. Employees or officers of the merged entity’s manager similarly will not devote a specified percentage of time to the merged entity’s affairs. Because the employees and officers of the merged entity’s manager, including Messrs. Cohen, McEntee and Patel, will similarly allocate some, or a material portion, of their time to other businesses and activities, there will be conflicts of interest in allocating investment opportunities to the merged entity that may also be suitable for Cohen Brothers and other entities.

The departure of any of the senior management of Alesco’s manager or the loss of Alesco’s access to Cohen Brothers’ investment professionals and principals may adversely affect the ability of Alesco and the merged entity following the merger to achieve their investment objectives.

Alesco depends on the diligence, skill and network of business contacts of the senior management of its manager. Alesco also depends on its manager’s access, through a shared services agreement between its manager and Cohen & Company, to the investment professionals and principals of Cohen & Company and the information and origination opportunities generated by Cohen & Company’s investment professionals and principals during the normal course of their investment and portfolio management activities. The senior management of Alesco’s manager evaluates, negotiates, structures, closes and monitors Alesco’s investments and its financing activities. Alesco’s future success depends on the continued service of the senior management team of its manager. The departure of any of the senior managers of its manager, or of a significant number of the investment professionals or principals of Cohen & Company, could have a material adverse effect on Alesco’s ability to achieve its investment objectives. In addition, no assurance can be given that its manager will remain Alesco’s manager or that of the merged entity following the merger or that Alesco and the merged entity will continue to have access to Cohen & Company’s investment professionals or principals or its information and asset origination opportunities.

If the manager ceases to be the merged entity’s manager pursuant to the management agreement, financial institutions providing Alesco’s and the merged entity’s credit facilities may not provide future financing to Alesco or the merged entity.

The lenders under Alesco’s and the merged entity’s warehouse facilities and possible future repurchase agreements and credit facilities may require that the manager manage its operations pursuant to the management agreement as a condition to making continued advances to Alesco under these credit facilities. Additionally, if Alesco’s or the merged entity’s manager ceases to be its manager, the lenders may terminate their facilities and their obligation to advance funds to Alesco or the merged entity in order to finance its future investments. If the manager ceases to be the manager for any reason and Alesco or the merged entity is not able to obtain financing, Alesco’s business and the business of the merged entity following the merger may be adversely affected.

The manager is newly formed and has limited experience in managing a REIT, which may hinder its ability to achieve Alesco’s and the merged entity’s investment objectives or result in loss of Alesco’s or the merged entity’s qualification as a REIT.

Government regulations impose numerous constraints on the operations of REITs. The manager is newly formed with limited experience in managing a portfolio of assets under these constraints, which may hinder its ability to achieve Alesco’s and the merged entity’s investment objectives or result in loss of Alesco’s qualification as a REIT or loss of the merged entity’s REIT qualification following the merger.

Alesco’s board of trustees has approved very broad investment guidelines for Alesco’s manager and does not approve each investment decision made by Alesco’s manager, which may hinder Alesco’s ability to unwind transactions entered into by the time such transactions are reviewed. The merged entity will be subject to these same risks.

The manager is authorized to follow very broad investment guidelines on behalf of Alesco and will have similar broad authorization with respect to the merged entity after the merger. The trustees of Alesco and the merged entity following the merger periodically review such investment guidelines. Alesco’s board does not review all of Alesco’s proposed or completed investments and the merged entity’s board will not review its completed or proposed investments, however. In addition, in conducting periodic reviews of select investments, the boards may rely primarily on information provided to them by the manager. Furthermore, transactions entered into by the manager may be difficult or impossible to unwind by the time they are reviewed by the boards. The manager has great latitude within the broad parameters of the investment guidelines in determining the types of assets it may decide are proper investments.

The incentive fee payable under Alesco’s and the merged entity’s management agreement may induce the manager to make higher risk investments.

The management compensation structure to which Alesco has agreed with its manager and which will also apply to the merged entity following the merger may cause the manager to invest in high risk investments or take other risks. In addition to its management fee, the manager is entitled to receive incentive compensation based in part upon Alesco’s or the merged entity’s achievement of specified levels of net income. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on net income may lead the manager to place undue emphasis on the maximization of net income at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity, and/or management of credit risk or market risk, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of Alesco’s and the merged entity’s investment portfolio.

The termination of Alesco’s management agreement by Alesco before the merger and by the merged entity following the merger will not be possible under some circumstances and would otherwise be difficult and costly.

Alesco may terminate the management agreement it entered into with Cohen Brothers for cause (as defined in the agreement) at any time. Alesco and, following the merger, the merged entity may not terminate the management agreement, however, without cause before December 31, 2008, the date on which its initial term expires. After December 31, 2008, the management agreement will be automatically renewed for a one-year term on each anniversary date thereafter unless terminated for cause or as otherwise described in the management agreement. Under the management agreement, after December 31, 2008, Alesco may terminate the agreement annually upon the affirmative vote of at least two-thirds of its independent trustees, or by a vote of the holders of a majority of Alesco’s outstanding common shares, not automatically to renew the agreement based upon (1) unsatisfactory performance by Cohen Brothers that is materially detrimental to Alesco or (2) a determination that the management fee payable to Cohen Brothers is not fair, subject to its Cohen Brothers’ right to prevent such a termination under this clause (2) by accepting a mutually acceptable reduction of management fees. Cohen Brothers will be provided 180 days’ prior notice of any termination and will be paid a termination fee equal to three times the sum of (A) the average annual base management fee for the two 12-month periods immediately preceding the date of termination, plus (B) the average annual incentive fee for the two 12-month periods immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. Thus, in some circumstances, Alesco and, following the merger, the merged entity will simply be unable to terminate its management agreement. In other circumstances where Alesco does have the right to terminate the management agreement, these provisions would result in substantial cost to Alesco upon termination. In addition,

Alesco may also incur considerable legal cost resulting from potential litigation that may arise in connection with the termination of the management agreement. Consequently, these costs may make it more difficult for Alesco and, following the merger, the merged entity to terminate its manager without cause.

The liability of Alesco’s manager is limited under the management agreement, and Alesco has agreed to indemnify its manager against certain liabilities, which may expose Alesco and, following the merger, the merged entity to significant expenses.

Pursuant to the management agreement, Alesco’s manager did not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of Alesco’s board of trustees in following or declining to follow its advice or recommendations. Alesco’s manager and its members, managers, officers and employees are not liable to Alesco, any of Alesco’s subsidiaries, its trustees, its shareholders or any shareholders of Alesco’s subsidiaries for acts performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement. Alesco has agreed to indemnify Alesco’s manager and its members, managers, officers and employees and each person controlling Alesco’s manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of such indemnified party not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement. As a result of the management agreement remaining in effect following the merger, the merged entity may also be exposed to significant expenses following the merger.

If Cohen Brothers or its affiliates cease to manage the CDOs or CLOs in which Alesco or the merged entity invests or if the collateral management fees paid to Cohen Brothers or its affiliates are reduced, Alesco or the merged entity may have to pay more fees to its manager, which could adversely affect its financial condition.

Cohen Brothers and its affiliates will receive fees in their capacity as collateral managers of the CDOs or CLOs in which Alesco and the merged entity invest. The management agreement with each of Alesco before the merger and the merged entity following the merger provides that the base management fee and incentive management fee otherwise payable by Alesco or the merged entity to its manager will be reduced, but not below zero, by Alesco’s or the merged entity’s proportionate share of the amount of any CDO or CLO collateral management fees paid to Cohen Brothers and its affiliates in connection with the CDOs and CLOs in which Alesco or the merged entity invests, based on the percentage of equity Alesco or the merged entity holds in those CDOs and CLOs. If the CDO or CLO collateral management fees paid to Cohen Brothers or its affiliates are reduced, or if the collateral management agreement between Cohen Brothers and a CDO or CLO vehicle in which Alesco or the merged entity invests is terminated, then the amount of collateral management fees that would be offset to Alesco’s or the merged entity’s benefit would be reduced. If this were to occur, Alesco may pay more fees to its manager, which could adversely affect its financial condition and that of the merged entity following the merger.

Risks Related to Alesco’s Business

The following risk factors are specifically applicable to Alesco’s business. Unlike Sunset, whose risk factors are incorporated by reference herein from documents filed with the SEC, Alesco does not have SEC filings that can be incorporated by reference. Upon completion of the merger, Sunset, as the surviving entity in the merger, will be subject to these risks as a result of its ownership of Alesco and its continuation of Alesco’s business as the surviving entity in the merger.

Alesco has, and the merged entity will have, a limited operating history and limited experience operating as a REIT and may not be able to operate its business successfully or generate sufficient revenue to make or sustain distributions to shareholders.

Alesco is, and the merged entity will be, subject to all of the business risks and uncertainties associated with any new business, including the risk that it will not achieve its investment objective and that the value of the investment of its shareholders could decline substantially. No assurance can be given that Alesco or the merged entity will be able to generate sufficient revenue from operations to pay its operating expenses and make or sustain distributions to shareholders. Alesco intends to elect and qualify to be taxed as a REIT under the Internal Revenue Code for its taxable year ending at the time of the merger and the merged entity intends to operate so as to continue to qualify as a REIT, as such, each will be subject to various rules relating to REITs. Because Alesco and the merged entity have limited experience operating within the complex rules and regulations required for REIT qualification, no assurance can be given that either will be able to comply with these rules and regulations. Alesco’s failure to comply with these rules and regulations could force Alesco and, after the merger, the merged entity, to pay unexpected taxes and penalties and could have a material adverse effect on the results of operations, financial condition and business of Alesco and the merged entity following the merger. See “—Tax Risks.”

Alesco and the merged entity may be unable to obtain additional capital needed to execute its business plan and fund its growth in the near term.

Alesco has deployed substantially all of the net proceeds of the January 2006 offering. By the time the merger is consummated, Sunset will have likely redeployed all of its capital into new investments as well. Alesco and the merged entity currently have no commitments for any additional financings, and Sunset cannot ensure that either of them will be able to obtain any additional financing at the times required and on acceptable terms and conditions. If it fails to obtain needed additional financing, the pace of Alesco’s growth, and that of the combined company following the merger, would be adversely affected and they would not be able to purchase equity or debt interests in CDOs and CLOs structured by Cohen Brothers and these investment opportunities may be offered to competing investment programs.

The financial condition and results of operations of Alesco, and the merged entity following the merger, will depend upon Alesco’s and the merged entity’s ability to manage future growth effectively and failure to do so may adversely effect Alesco’s business, financial condition and results of operations and those of the merged entity following the merger.

Each entity’s ability to achieve its investment objectives will depend on its ability to grow and to identify and invest in assets and businesses that meet its investment and financing criteria. Accomplishing this result on a cost-effective basis will be largely a function of the structuring of the investment process, and having access to both debt and equity financing on acceptable terms. Any failure to manage future growth effectively could have a material adverse effect on the business, financial condition and results of operations of Alesco, and the combined company following the merger.

The amount of distributions to Alesco’s shareholders and those of the merged entity following the merger, will depend upon certain factors affecting Alesco’s and the merged entity’s operating results, some of which are beyond Alesco’s and the merged entity’s control.

A REIT must distribute annually at least 90% of its REIT taxable income to its shareholders, determined without regard to the deduction for dividends paid and excluding net capital gain. Alesco’s and the merged entity’s ability to make and sustain cash distributions is based on many factors, including the return on its investments, operating expense levels and certain restrictions imposed by Maryland law.

Some of these factors are beyond Alesco’s and the merged entity’s control and a change in any such factor could affect its ability to make distributions. No assurance can be given as to the ability of either entity to make distributions. From time to time, Alesco or the merged entity may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from Alesco’s or the merged entity’s subsidiaries and (2) the inclusion of items in its income for U.S. federal income tax purposes. If Alesco or the merged entity does not have sufficient cash available to pay required distributions, Alesco or the merged entity might have to borrow funds or sell assets to raise funds, which could adversely impact its business. Upon completion of the merger and the redeployment of Sunset’s existing RMBS portfolio, the merged entity will be dependent on distributions from its subsidiaries for revenues.

None of TruPS, leveraged loans or equity in corporate entities such as CDOs or CLOs that hold TruPS and leveraged loans will qualify as real estate assets for purposes of the REIT asset tests and the income generated by these investments generally will not qualify as real-estate related income for the REIT gross income tests. Alesco must invest in qualifying real estate assets, such as mortgage loans and real estate debt securities, that may have less attractive returns to maintain its REIT qualification which could result in reduced returns for the merged entity’s stockholders after the merger.

None of TruPS, leveraged loans or equity in corporate entities such as CDOs or CLOs that hold TruPS or leveraged loans qualify as real estate assets for purposes of the REIT asset tests that Alesco and the merged entity following the merger must meet on a quarterly basis to qualify as a REIT. The income generated from investments in TruPS, leveraged loans or CDOs and CLOs that hold TruPS and leveraged loans generally do not qualify as real estate related income for the REIT gross income tests. Accordingly, Alesco and the merged entity following the merger are limited in its ability to acquire TruPS and leveraged loans or maintain its investments in these assets or entities created to hold them. Alesco and the merged entity following the merger will continue to invest in TruPS and leveraged loans and also in real estate related assets, such as mortgage loans and RMBS and CMBS, for the foreseeable future. Further, whether mortgage-backed securities held by warehouse lenders pursuant to off-balance sheet financing arrangements or financed using repurchase agreements prior to securitization are treated as qualifying assets or as generating qualifying real estate-related income for purposes of the REIT asset and income tests depends on the terms of the warehouse or repurchase financing arrangement. If Alesco and the merged entity following the merger fail to make sufficient investments in qualifying real estate assets, such as mortgage loans, RMBS and CMBS, it will likely fail to maintain its REIT qualification. In addition, these qualifying investments may be lower yielding than the expected returns on TruPS, leveraged loans and CDOs and CLOs holding TruPS and leveraged loans. This could result in reduced returns for the combined company’s stockholders following the merger.

Furthermore, if income inclusions from Alesco’s or the merged entity’s foreign TRSs are determined not to qualify for the REIT 95% gross income test, Alesco or the merged entity would need to invest in sufficient qualifying assets, or sell some of its interests in such foreign TRSs or other corporations that are not REITs or qualified REIT subsidiaries, to ensure that the income it recognized from its foreign TRSs or such other corporations does not exceed 5% of its gross income.

The treatment of TruPS and surplus notes for regulatory capital purposes may reduce the attractiveness of TruPS and surplus notes as a financing mechanism to banks, bank holding companies and insurance companies, which may result in Alesco and the merged entity following the merger having to invest in assets that are lower yielding than its expected returns of TruPS.

One of the attractive features of TruPS for banks and bank holding company issuers is that TruPS can currently be included in the tier one capital, as defined in the regulations promulgated under the Bank Holding Act of 1956, as amended, of bank holding companies, subject to certain quantitative limitations. Many insurance companies also receive favorable capital treatment for TruPS and surplus notes for state regulatory purposes. In April 2005, the Federal Reserve Board approved a final rule, Risk-Based Capital Standards: Trust Preferred Securities and the Definition of Capital, which provides for the continued inclusion of outstanding and prospective issuances of TruPS in the tier one capital of bank holding companies subject to the limitation that restricted core capital elements, which include TruPS, are limited to 25% of the sum of core capital elements (including restricted core capital elements), net of goodwill less associated deferred tax liabilities. For internationally active bank holding companies, the limitation on restricted core capital elements is 15%. TruPS and their embedded underlying subordinated notes must also be structured to meet certain qualitative requirements provided for in the final rule. Thus, banks and bank holding company issuers are limited in their ability to treat TruPS as tier one capital. The individual states’ departments of insurance regulate the issuance and repayment of surplus notes. Alesco and the merged entity cannot assure that, in the future, regulators will not seek to impose further limitations on the issuance of surplus notes. Any such limitations would adversely affect the ability of insurance companies to issue these types of securities, which may result in Alesco and the merged entity investing in assets that are lower yielding than its expected returns on TruPS. This could result in reduced returns for Alesco’s shareholders, and the shareholders of the combined company following the merger. No assurance can be given that, in the future, regulators will not also seek to impose further limits on the treatment of TruPS as tier one capital, or to exclude them from tier one capital in their entirety. Any such limitation or exclusion would adversely affect the willingness of banks to issue TruPS, which may result in Alesco and the merged entity investing in assets that are lower yielding than its expected returns on TruPS. This could result in reduced returns for the shareholders of the combined company following the merger.

Some rating agencies currently view TruPS favorably in evaluating the capital structure of banks, bank holding companies and insurance companies. If this view were to change, banks and insurance companies might stop issuing TruPS.

Some rating agencies currently treat TruPS favorably in evaluating the capital structure of banks, bank holding companies and insurance companies. No assurance can be given that, in the future, these rating agencies will not seek to change their treatment of TruPS. If this were to happen, banks and insurance companies may be unwilling to issue TruPS to Alesco, which may result in its investing in assets that are lower yielding than Alesco’s expected returns on TruPS. This could result in reduced returns for the shareholders of the merged entity following the merger.

Failure to obtain adequate capital and funding would adversely affect the growth and results of operations of Alesco prior to the merger and the merged entity after the merger, and may, in turn, negatively affect the market price of the merged entity’s common shares and its ability to make distributions to its shareholders following the merger.

Alesco depends, and the merged entity will depend, upon the availability of adequate funding and capital for its operations. In particular, Alesco and the merged entity will need to continue to raise additional equity capital in order to grow its business. A REIT is required to distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, to its shareholders and is therefore not able to retain its earnings for new investments. The failure to secure acceptable financing could reduce Alesco’s and after the merger, the merged entity’s, taxable income because its investments would no longer generate the same level of net interest income with an insufficient amount of funding or an increase in funding costs. A reduction in net income would have an adverse effect on liquidity and the ability to make distributions to its shareholders. No assurance can be given that any, or sufficient, funding or capital will be available to Alesco and the merged entity in the future on terms that are acceptable. In addition, if the minimum distribution required to maintain REIT qualification becomes large relative to its cash flow due to its taxable income exceeding its cash flow from operations, then Alesco and after the merger, the merged entity, could be forced to borrow funds, sell assets or raise capital on unfavorable terms, if at all, in order to maintain its REIT qualification. In the event that Alesco and after the merger, the merged entity, cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the market price of its common shares and its ability to make distributions to shareholders following the merger.

Alesco’s business requires a significant amount of cash, and if it is not available, Alesco’s business and financial performance and, therefore, the business and financial performance of the merged entity following the merger will be significantly harmed.

Alesco requires a substantial amount of cash to fund its investments, to pay expenses and to hold assets. Alesco also needs cash to meet its working capital, minimum REIT distribution requirements, debt service obligations and other needs. Cash could be required to meet margin calls under the terms of Alesco’s borrowings in the event that there is a decline in the market value of the assets that collateralize its debt, the terms of its short-term debt become less attractive or for other reasons. The merged entity will have these same cash requirements following the merger.

Alesco expects that its primary sources of working capital and cash and those of the merged entity will continue to consist of:

•	warehouse lines and repurchase facilities and, possibly, secured lines of credit;

•	income from its investment portfolio;

•	operating profits and the proceeds from financing its investments; and

•	net proceeds from any offerings of its equity or other debt securities.

No assurance can be given that Alesco or the merged entity will be able to generate a sufficient amount of cash from operations and financing activities to successfully execute its business strategy.

Alesco expects to rely on a limited number of financing arrangements to finance its investments and its business and financial performance and the business and financial performance of the merged entity following the merger, will be significantly harmed if those resources are no longer available to Alesco.

Pending the structuring of a CDO or other securitization, Alesco and after the merger, the merged entity, will finance assets that it acquires through borrowings under warehouse lines and repurchase facilities and, possibly, secured lines of credit. The obligations of lenders to purchase assets or provide financing during a warehouse accumulation period are subject to a number of conditions, independent of Alesco’s or the merged entity’s performance or the performance of the underlying assets. Likewise, repurchase facilities are dependent on the counterparties’ ability to re-sell Alesco’s or the merged entity’s obligations to third parties. If there is a disruption of the repurchase market generally, or if one of Alesco’s or the merged entity’s counterparties is itself unable to access the repurchase market, Alesco’s and the merged entity’s access to this source of liquidity could be adversely affected. In addition, if the regulatory capital requirements imposed on Alesco’s and the merged entity’s lenders change, they may be required to increase significantly the cost of the lines of credit that they provide. Alesco expects that Alesco Funding Inc. and other taxable or qualified REIT subsidiaries that Alesco has formed or may form will enter into additional warehouse facilities in order to fund the acquisition of additional assets during warehouse accumulation periods. There are no assurances that Alesco or the merged entity will be able to renew or replace its financing arrangements when they expire on terms that are acceptable or at all. Alesco and Sunset intend that the financing arrangements already entered into by Alesco and its subsidiaries before the merger continue to remain in effect following the merger.

Each of Alesco and the merged entity will incur a significant amount of debt to finance its portfolio, which may subject it to an increased risk of loss, adversely affecting the return on its investments and reducing cash available for distribution to the merged entity’s shareholders following the merger.

Each of Alesco and the merged entity will incur a significant amount of debt to finance its operations, which can compound losses and reduce the cash available for distributions to its shareholders. Within the first two months of operations, Alesco entered into warehouse facilities aggregating $1.75 billion, which were paid down with proceeds from CDO and CLO transactions that closed prior to June 30, 2006. Alesco expects to enter into additional financing arrangements in the future and warehouse facilities entered into by Alesco will remain in effect following the merger. As of June 30, 2006 Alesco’s total indebtedness was $2,927,925,000. Alesco and, after the merger, the merged entity, generally will leverage its portfolio through the use of bank credit facilities, repurchase agreements, securitizations, including the issuance of CDOs and CLOs and other borrowings. The leverage Alesco or the merged entity employs will vary depending on its ability to obtain credit facilities, the loan-to-value and debt service coverage ratios of its assets, the yield on its assets, the targeted leveraged return Alesco or the merged entity expects from its portfolio and its ability to meet ongoing covenants related to its asset mix and financial performance. Substantially all of Alesco’s and the merged entity’s assets will be pledged as collateral for its respective borrowings. Alesco’s and the merged entity’s return on its investments and cash available for distribution to their respective shareholders may be reduced to the extent that changes in market conditions cause the cost of its financing to increase relative to the income that it can derive from the assets it acquires.

Debt service payments will reduce the net income available for distributions including to the merged entity’s shareholders following the merger. Moreover, Alesco and, after the merger, the merged entity may not be able to meet its debt service obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations. Under certain repurchase agreements, Alesco’s or the merged entity’s lenders could take title to Alesco’s or the merged entity’s assets and may have an ability to liquidate its assets through an expedited process. Currently, neither Alesco’s declaration of trust nor Alesco’s bylaws impose any limitations on the extent to which Alesco may leverage Alesco’s assets. The merged entity’s organizational documents also will contain no leverage limitations.

An increase in borrowing costs relative to the interest Alesco and, after the merger, the merged entity receives on its investments may adversely affect its profitability, which may negatively affect cash available for distribution to shareholders following the merger.

As warehouse lines, anticipated lines of credit or other short-term borrowing instruments mature, Alesco will be required either to enter into new financing arrangements or to sell certain of its portfolio investments. An increase in short-term interest rates at the time that Alesco or the merged entity seeks to enter into new financing arrangements would reduce the spread between Alesco’s and, after the merger, the merged entity’s returns on its portfolio investments and the cost of its borrowings. This change in interest rates would adversely affect Alesco’s and, after the merger, the merged entity’s returns on its portfolio investments that are subject to prepayment risk, including mortgage-backed securities investments, which might reduce earnings and, in turn, cash available for distribution to the merged entity’s shareholders following the merger.

Alesco and, after the merger, the merged entity could suffer losses beyond its committed capital under warehouse facilities, which could harm Alesco’s and, following the merger, the merged entity’s business, financial condition, liquidity and results of operations.

The warehouse facilities that has Alesco entered into and that the merged entity will likely enter into following the merger typically provide that if the warehouse provider experiences losses upon the liquidation of assets and Alesco has engaged in intentional misconduct or fraud, or become insolvent, then Alesco will be liable for all losses suffered by the warehouse providers. Any such losses could harm Alesco’s and, following the merger, the combined company’s business, financial condition, liquidity and results of operations.

Financing arrangements Alesco is party to contain, and future financing arrangements the merged entity may be party to may contain, covenants that restrict Alesco’s operations, and any default under these arrangements would inhibit the ability of Alesco, and that of the combined company following the merger, to grow their businesses and increase revenues.

The warehouse facilities that Alesco entered into contain, and future financing arrangements for the merged entity may contain, extensive restrictions and covenants. Failure to meet or satisfy any of these covenants may result in an event of default under these agreements. These agreements also typically contain cross-default provisions, so that an event of default under any agreement will trigger an event of default under other agreements, giving the lenders the right to declare all amounts outstanding under their particular credit agreement to be immediately due and payable, and enforce their rights by foreclosing on collateral pledged under these agreements.

Alesco’s financing arrangements may also restrict its ability to, among other things:

•	incur additional debt;

•	make certain investments or acquisitions; and

•	engage in mergers or consolidations.

These restrictions may interfere with the ability of Alesco and, following the merger, the merged entity to obtain financing or to engage in other business activities. Furthermore, Alesco’s default under any of its credit agreements could have a material adverse effect on its business, financial condition and results of operations and the business, financial condition and results of operations of the merged entity following the merger.

Following the merger, Alesco expects that the warehouse providers under Alesco’s warehouse facilities could have the right to liquidate assets acquired under the merged entity’s warehouse facilities at its direction upon the occurrence of certain events, such as a default or a decline in credit quality of the collateral that may lead to a default. The merged entity could be required to bear any losses suffered by the warehouse providers in the event of a collateral liquidation, if the losses are due to events such as, for example: (i) the failure of an obligor of the underlying collateral in the warehouse to make payments of any interest or principal in respect of the underlying collateral when due after any applicable grace period; (ii) an involuntary proceeding commenced or an involuntary petition filed and seeking liquidation, reorganization or other relief in respect of the issuer of the CDO, the collateral manager of the CDO (which will be an affiliate of Cohen Brothers) or the merged entity, or if the issuer of the CDO, the collateral manager or the merged entity voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any bankruptcy, insolvency, receivership or similar law now or hereafter in effect; (iii) the underlying collateral purchased during the warehouse period falls below a certain corporate rating; (iv) if the merged entity obligates itself to purchase some or all the equity in the related CDO, the breach by Alesco of such obligation which breach causes the CDO to not close; or (v) if the underlying asset purchased during the warehouse period becomes a credit risk security (e.g., if the warehouse provider and the collateral manager mutually determine in good faith that the underlying asset has a significant risk of declining in credit quality). In such events, the merged entity could suffer a liability up to the amount of the cash collateral it maintains with Alesco’s warehouse providers, which amount generally averages between $5,000,000 to $20,000,000 (depending on the economics of the CDO).

Alesco’s hedging transactions, and those of the merged entity following the merger may not completely insulate Alesco or the merged entity from interest rate risk, which may cause greater volatility in its earnings and the earnings of the merged entity following the merger.

Subject to maintaining its qualification as a REIT, Alesco and after the merger, the merged entity may engage in certain hedging transactions in an effort to limit its exposure to changes in interest rates and therefore may expose itself to risks associated with these transactions. Alesco and, after the merger, the merged entity may utilize instruments such as forward contracts and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of its portfolio positions from changes in market interest rates. Hedging against a decline in the values of its portfolio positions does not eliminate the possibility of fluctuations in the values of these positions or prevent losses if the values of these positions decline. However, hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of these portfolio positions. Hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, Alesco and the merged entity may not be able to hedge against an interest rate fluctuation that is generally anticipated at an acceptable price.

The success of Alesco’s hedging transactions and those of the merged entity following the merger will depend on its ability to structure and execute effective hedges for the assets it holds. Therefore, while Alesco and after the merger, the merged entity may enter into these transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if they had not engaged in any hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, Alesco and, after the merger, the merged entity may not establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent Alesco and, after the merger, the merged entity from achieving the intended hedge and expose Alesco and, after the merger, the merged entity to risk of loss.

Accounting for hedges under GAAP is extremely complicated. Alesco and, after the merger, the merged entity may inadvertently fail to account for its hedges properly in accordance with GAAP on its financial statements or may fail to qualify for hedge accounting, either of which could have a material adverse effect on its earnings.

While Alesco uses hedging to mitigate some of its interest rate risk and the merged entity will do the same, the failure to completely insulate its portfolio from interest rate risk may cause greater volatility in Alesco’s earnings and those of the merged entity following the merger.

Complying with REIT requirements may limit Alesco’s ability to hedge effectively.

The REIT provisions of the Internal Revenue Code substantially limit the ability of Alesco and, following the merger, the merged entity to hedge its investments. Except to the extent provided by Treasury regulations, any income from a hedging transaction Alesco enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real state assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (and will generally constitute non-qualifying income for purposes of the 75% gross income test). To the extent that Alesco or the merged entity following the merger enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result, Alesco might have to limit its use of advantageous hedging techniques or implement those hedges through one of its domestic taxable REIT subsidiaries Alesco Funding Inc. This could increase the cost of Alesco’s hedging activities because Alesco Funding Inc. would be subject to tax on gains or expose Alesco to greater risks associated with changes in interest rates than Alesco would otherwise want to bear.

Hedging against interest rate exposure may adversely affect Alesco’s earnings, which could adversely affect cash available for distribution to the merged entity’s shareholders following the merger.

Alesco’s hedging activity will vary in scope based on the level and volatility of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect Alesco because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability;

•	the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by U.S. federal tax provisions applicable to REITs;

•	gains on hedges at Alesco Funding Inc. will be subject to income tax;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs Alesco’s ability to sell or assign its side of the hedging transaction; and

•	the party owing money in the hedging transaction may default on its obligation to pay.

Alesco’s hedging activity may adversely affect its earnings, which could adversely affect cash available for distribution to its shareholders, and to the merged entity’s shareholders following the merger.

The competitive pressures Alesco faces as a result of operating in a highly competitive market could have a material adverse effect on the business, financial condition, liquidity and results of operations of Alesco and those of the combined company following the merger.

A number of entities compete with Alesco with respect to its origination and investment activities. Alesco competes with other REITs, public and private funds, commercial and investment banks, savings and loan institutions, mortgage bankers, insurance companies, institutional bankers, governmental bodies, commercial finance companies and other entities. Many of Alesco’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than Alesco does. Several other REITs, including Taberna, have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with the ones of Alesco, which may create competition for investment opportunities. Some competitors may have a lower cost of funds, enhanced operating efficiencies and access to funding sources that are not available to Alesco. In addition, some of Alesco’s competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than Alesco. These same competitive risks will apply to the merged entity following the merger because it will continue Alesco’s business and investment strategy. There are no assurances that the competitive pressures Alesco faces will not have a material adverse effect on the business, financial condition, liquidity and results of operation of Alesco and the combined company following the merger.

Also, as a result of this competition, Alesco and, after the merger, the merged entity may not be able to take advantage of attractive origination and investment opportunities from time to time, and there are no assurances that Alesco and, after the merger, the merged entity will be able to identify and pursue opportunities that are consistent with its objectives. Competition may limit the number of suitable investment opportunities offered to Alesco and, after the merger, the merged entity. It may also result in higher prices, lower yields and a narrower spread of yields over Alesco’s or the merged entity’s borrowing costs, making it more difficult for Alesco and, after the merger, the merged entity to acquire new investments on attractive terms. In addition, competition for desirable investments could delay the investment in desirable assets, which may in turn reduce the merged entity’s earnings per share and negatively affect its ability to maintain its distributions.

The ability to utilize TRSs will be limited by Alesco’s and, after the merger, the merged entity’s qualification as a REIT, which may, in turn, negatively affect its ability to execute its business plan and to make distributions to the shareholders of the merged entity following the merger.

Overall, no more than 20% of the value of a REIT’s assets may consist of securities of one or more TRSs. Alesco expects to continue to own interests in TRSs and the merged entity will likewise own interests in TRSs after the merger particularly in connection with its CDO and CLO transactions involving TruPS and leveraged loans. However, Alesco’s ability to hold TruPS and leveraged loans, as well as CDOs and CLOs that are structured as TRSs will be limited, which may adversely affect its ability to execute its business plan and to make distributions to the shareholders of the merged entity following the merger.

Alesco and, following the merger, the merged entity may not be able to acquire eligible securities for CDO and CLO issuances or other securitizations on favorable economic terms, or may not be able to structure CDOs and CLOs and other securitizations on attractive terms, which may require Alesco and, following the merger, the merged entity to seek more costly financing for its investments or to liquidate assets.

Alesco intends to invest in CDOs, CLOs and other types of securitizations and the merged entity will make such investments following the merger. During a warehouse accumulation period, Alesco or Alesco’s lenders acquire assets through warehouse facilities and other short-term financing arrangements. Alesco contributes cash and other collateral which is held in escrow by the lenders to cover Alesco’s losses, up to the amount of such collateral, should securities need to be liquidated during the warehouse accumulation period. Alesco is subject to the risk that it or its lenders will not be able to acquire a sufficient amount of eligible securities to maximize the efficiency of a CDO or CLO issuance or other securitization. In addition, disruptions in the capital markets generally, or in the securitization markets specifically, may make the issuance of a CDO, CLO or another securitization transaction less attractive or even impossible. The merged entity will enter into similar warehouse arrangements and will be subject to similar risks following the merger. If Alesco or, following the merger, the merged entity is unable to securitize the assets, or if doing so is not economical, Alesco and, following the merger, the merged entity or their warehouse lenders may be required to seek other forms of potentially less attractive financing or to liquidate the assets at a price that could result in a loss of all or a portion of the cash and other collateral backing Alesco’s or the merged entity’s purchase commitment.

The use of CDO and CLO financings with over-collateralization requirements may have a negative impact on Alesco’s and following the merger, the merged entity’s cash flow and may trigger certain termination provisions in the related collateral management agreements.

Alesco expects that the terms of the CDOs and CLOs Alesco structures will generally provide that the principal amount of assets must exceed the principal balance of the related securities to be issued by the CDO or CLO by a certain amount, commonly referred to as “over-collateralization.” Alesco anticipates that the CDO and CLO terms will provide that, if certain delinquencies and/or losses exceed the specified levels based on the analysis by the rating agencies (or any financial guaranty insurer) of the characteristics of the assets collateralizing the CDO or CLO securities, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses or delinquencies did not exceed those levels. Other tests (based on delinquency levels or other criteria) may restrict Alesco’s ability to receive cash distributions from assets collateralizing the CDO or CLO securities. All of such performance tests will also apply to the merged entity’s investments in CDOs and CLOs following the merger. There are no assurances that the performance tests will be satisfied. In advance of completing negotiations with the rating agencies or other key transaction parties on future CDOs and CLOs, there are no assurances as to the actual terms of the CDO and CLO delinquency tests, over-collateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net income to Alesco and, following the merger, the merged entity. Failure to obtain favorable terms with regard to these matters may materially and adversely affect the availability of net income to Alesco and, following the merger, the merged entity. In addition, collateral management agreements typically provide that if certain over-collateralization ratio tests are failed, the collateral management agreement may be terminated by a vote of the security holders. If the assets held by CDOs and CLOs fail to perform as anticipated, the earnings of Alesco and, as a result of the merger, those of the combined company may be adversely affected and over-collateralization or other credit enhancement expenses associated with CDO and CLO financings will increase.

Alesco’s existing CDO investment, and future CDOs, CLOs and other securitizations of the merged entity, are and will be collateralized with real estate securities and securities issued by banks, bank holding companies and insurance companies and surplus notes issued by insurance companies and any adverse market trends that affect these industries are likely to adversely affect such CDOs, CLOs and other securitizations in general.

Alesco has invested in three CDOs and one CLO as of June 30, 2006, which are collateralized by RMBS, TruPS issued by banks and insurance companies, and leveraged loans. Future CDO and CLO issuances and other securitizations of the merged entity will be backed by mortgage loans, RMBS, CMBS, TruPS issued by banks, bank holding companies and insurance companies and surplus notes issued by insurance companies and, possibly, other preferred securities, leveraged loans, and other mortgage-backed securities. Any adverse market trends that affect the banking, insurance or real estate industries or the value of these types of securities will adversely impact the value of Alesco’s and, following the merger, the merged entity’s interests in its CDOs, CLOs and other securitizations. Such trends could include declines in real estate values in certain geographic markets or sectors, underperformance of real estate securities issued in a particular year, unexpected bank or insurance company losses or failures, or changes in U.S. federal income tax laws that could affect the performance of real estate securities and loans and securities issued by banks and insurance companies.

The CDO structure benefits from a mix of TruPS issued by banks and bank holding companies and TruPS and surplus notes issued by insurance companies. The failure of Alesco’s manager to originate TruPS and surplus notes issued by insurance companies for inclusion in CDOs could adversely affect the ability to complete CDO transactions and the terms of these transactions available to Alesco and the merged entity following the merger.

CDOs benefit, in pricing and other terms, from inclusion of both TruPS issued by banks and bank holding companies as well as TruPS and surplus notes issued by insurance companies. If Alesco’s manager is unable to originate attractive TruPS and surplus notes issued by insurance companies for inclusion in CDOs, the ability of Alesco and, following the merger, the merged entity to complete CDO transactions on favorable pricing and other terms, or at all, will be adversely affected.

Alesco is and the merged entity will be, highly dependent on information systems and third parties, and systems failures could significantly disrupt its business, which may, in turn, negatively affect the market price of its common shares and its ability to pay dividends.

Alesco’s business is highly dependent on communications and information systems. The merged entity will be similarly dependent. Any failure or interruption of Alesco’s or the merged entity’s systems could cause delays or other problems in its activities, which could have a material adverse effect on Alesco’s and, following the merger, the merged entity’s operating results and negatively affect the ability of the merged entity to pay dividends following the merger.

Accounting rules for certain of Alesco’s and, following the merger, the merged entity’s transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could adversely impact Alesco’s and, following the merger, the merged entity’s financial statements.

Accounting rules for transfers of financial assets, securitization transactions, consolidation of variable interest entities, and other aspects of Alesco’s anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to delay in preparation of financial information. Changes in accounting interpretations or assumptions could impact Alesco’s financial statements and, as a result of the merger, those of the combined company.

Risks Related to Alesco’s Investments and to those of the Merged Entity after the Merger

In accordance with its investment strategy, Alesco used the $102 million of net proceeds from its January 2006 offering to invest in the following:

•	On March 15, 2006, Alesco closed “Alesco Preferred Funding X, Ltd.”, a CDO securitization that provides up to 30-year financing for banks or bank holding companies and insurance companies. Alesco invested approximately $32 million in the preference shares of Alesco Preferred Funding X, Ltd., which results in a 57% ownership interest. Alesco Preferred Funding X, Ltd. received commitments for $909 million of CDO notes, which were collateralized by approximately $950 million of TruPS and surplus notes;

•

On June 29, 2006, Alesco closed “Alesco Preferred Funding XI, Ltd.”, a CDO securitization that provides up to 30-year financing for banks or bank holding companies and insurance companies. Alesco invested approximately $22.5 million in the preference shares of Alesco Preferred Funding XI, Ltd., which results in a 55% ownership interest. Alesco Preferred Funding XI, Ltd. received commitments for $637 million of CDO notes, which will be collateralized by approximately $666 million of TruPS and surplus notes;

•	On June 30, 2006, Alesco closed “Kleros Real Estate CDO I, Ltd.”, a CDO securitization that provides financing for investments in MBSS. Alesco invested $4.0 million in the preference shares of Kleros Real Estate CDO I, Ltd. and $26.0 in the Class D CDO notes, which results in a 100% ownership interest. Kleros Real Estate CDO I, Ltd. received commitments for $995 million of CDO notes, which were collateralized by approximately $1 billion of RMBS;

•	On June 21, 2006, Alesco closed “Emporia Preferred Funding II, Ltd.”, a CDO securitization that provides financing for investments in leverage loans. Alesco invested approximately $4.3 million in the preference shares of Emporia Preferred Funding II, Ltd., which results in a 13% ownership interest. Emporia Preferred Funding II, Ltd. received commitments for $330 million of CDO notes, of which $180 million were issued to investors as of June 30, 2006. As of June 30, 2006, the CDO notes payable were collateralized by approximately $187 million of leveraged loans;

•	Alesco utilized approximately $10 million to purchase residential mortgage loans and the remainder of the net proceeds were used for general corporate purposes;

The net proceeds that Alesco (and after the merger, the merged entity) uses as cash collateral for its warehouse facilities, and the net proceeds that it retains for general corporate purposes pending further investment, are likely to produce returns that are lower than its investments in TruPS and its other targeted assets.

Alesco may not realize gains or income from its investments.

Alesco seeks to generate both current income and capital appreciation and the merged entity will seek to do the same. However, their investments may not appreciate in value and, in fact, may decline in value, and the financings that Alesco or the merged entity originates and the securities that Alesco or the merged entity invests in may default on interest and/or principal payments. Accordingly, Alesco and, after the merger, the merged entity may not be able to realize gains or income from its investments. Any gains that Alesco or the merged entity does realize may not be sufficient to offset any other losses it experiences. Any income that Alesco or the merged entity realizes may not be sufficient to offset its expenses.

Increases in interest rates could negatively affect the value of Alesco’s investments and the investments of the merged entity after the merger, which could result in reduced earnings or losses and negatively affect cash available for distribution to Alesco’s shareholders and the shareholders of the merged entity following the merger.

While Alesco and, following the merger, the merged entity will seek to match fund the duration of its assets and liabilities to lock in a spread between the yields on its assets and the cost of its interest-bearing liabilities, changes in the general level of interest rates may affect its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense incurred on its interest-bearing liabilities. Changes in the level of interest rates also can affect, among other things, its ability to successfully implement its investment strategy and the value of its assets.

Although U.S. interest rates have been rising recently, they remain at relatively low historical levels. In the event of a significant rising interest rate environment or economic downturn, defaults on Alesco’s and the merged entity’s assets may increase and result in losses that would adversely affect its liquidity and operating results. Interest rates are highly sensitive to many factors including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond Alesco’s the merged entity’s control.

The operating results of Alesco and, following the merger, the merged entity will depend in large part on differences between the income from its assets, net of credit losses, and its financing costs. Alesco anticipates that, in most cases, for any period during which its assets or the assets of the merged entity are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of the related borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence its net income. Increases in these rates will tend to decrease its and the merged entity’s net income and market value of its and the merged entity’s assets. Interest rate fluctuations resulting in its interest expense exceeding interest income would result in operating losses for Alesco and, following the merger, the merged entity. As of June 30, 2006, approximately $2.9 billion, or 92% of Alesco’s investment related assets, are match-funded.

The accumulation period of Alesco’s warehouse facilities that are subject to interest rate risk is generally 90 to 120 days and the same will apply to the merged entity. As the accumulation period is completed or warehouse facilities mature, Alesco or the merged entity will either enter into a CDO transaction or a new warehouse facility or sell certain assets. An increase in short-term interest rates at the time Alesco or the merged entity seeks to enter into a CDO transaction or a new warehouse facility may reduce the spread between the returns on its portfolio investments and the cost of its borrowings. This change in interest rates would adversely affect returns on portfolio investments that are fixed rate.

Some of Alesco’s investments and the investments of the merged entity after the merger may be recorded at fair value as determined in good faith by its board of trustees and, as a result, there may be uncertainty as to the actual market value of these investments.

Some of Alesco’s investments and the investments of the merged entity after the merger may be in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. Alesco and the merged entity will value these investments quarterly at fair value as determined in good faith by their respective boards of trustees and directors. Because these valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, such determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of and, following the merger, the merged entity’s common shares could be adversely affected if determinations regarding the fair value of these investments are materially higher than the values that Alesco or the merged entity ultimately realizes upon their disposal.

The lack of liquidity in certain investments may adversely affect Alesco’s business and the business of the merged entity following the merger.

Alesco expects to make investments in securities of private companies and the merged entity will do the same. A portion of these securities may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of its investments may make it difficult for Alesco and the merged entity to sell such investments if the need arises.

A prolonged economic slowdown, a recession or declining real estate values and increasing interest rates could impair Alesco’s investments and the investments of the merged entity following the merger and harm their respective operating results which may, in turn, adversely affect the cash available for distribution to the merged entity’s shareholders following the merger.

Many of Alesco’s and the merged entity’s investments may be susceptible to economic slowdowns or recessions and rising interest rates, which could lead to financial losses in their respective investments and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase Alesco’s and the merged entity’s funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to Alesco or the merged entity. These events could reduce the value of Alesco’s and the merged entity’s investments, reduce the number of attractive investment opportunities and harm their respective operating results which may, in turn, adversely affect the cash available for distribution to the merged entity’s shareholders following the merger.

Prepayment rates on TruPS, mortgage loans or mortgage-backed securities could negatively affect the value of Alesco’s investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to the merged entity’s shareholders following the merger.

The value of the TruPS, mortgage loans, mortgage-backed securities and, possibly, other securities in which Alesco invests may be adversely affected by prepayment rates. For example, higher than expected prepayment rates will likely result in interest-only securities retained by Alesco in its mortgage loan securitizations and securities that Alesco acquires at a premium to diminish in value. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond Alesco’s control, and consequently, such prepayment rates cannot be predicted with certainty.

Borrowers tend to prepay their financings faster when interest rates decline. In these circumstances, Alesco would have to reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, borrowers tend not to prepay on their financings when interest rates increase. Consequently, Alesco would be unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates. This volatility in prepayment rates may affect Alesco’s ability to maintain targeted amounts of leverage on its investment portfolio and may result in reduced earnings or losses for Alesco and negatively affect the cash available for distribution to its shareholders, including the combined company following the merger.

The guarantees of principal and interest related to the mortgage-backed securities in which Alesco may invest provided by the Federal National Mortgage Association, or Fannie Mae, the Federal Home Loan Mortgage Corporation, or Freddie Mac, or the Government National Mortgage Association, or Ginnie Mae, do not protect investors against prepayment risks.

The mortgage loans in which Alesco has invested and the merged entity will invest and the mortgage loans underlying the RMBS and CMBS in which they invest are subject to delinquency, foreclosure and loss, which could result in losses to Alesco that may result in reduced earnings and negatively affect the cash available for distribution to the merged entity’s shareholders following the merger.

Residential mortgage loans are secured by single-family residential properties and are subject to risks of delinquency, foreclosure and loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers’ abilities to repay their loans. RMBS are backed by residential mortgage loans. Thus Alesco’s RMBS investments will also be dependent upon the ability of these borrowers to pay principal and interest on the underlying mortgage loans.

Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things:

•	tenant mix;

•	success of tenant businesses;

•	property management decisions;

•	property location and condition;

•	competition from comparable types of properties;

•	changes in laws that increase operating expense or limit rents that may be charged;

•	any need to address environmental contamination at the property;

•	the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions and/or specific industry segments;

•	declines in regional or local real estate values;

•	declines in regional or local rental or occupancy rates;

•	increases in interest rates, real estate tax rates and other operating expenses;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation; or

•	acts of God, terrorism, social unrest and civil disturbances.

To date, Alesco has not invested in commercial mortgage loans or CMBS, although it may do so in the future.

In the event of any default under a mortgage loan held directly by Alesco, Alesco will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on its cash flow from operations. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law, which could result in a total loss of Alesco’s investment.

Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on Alesco’s anticipated return on the foreclosed mortgage loan. RMBS evidence interests in or are secured by pools of residential mortgage loans and CMBS evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities Alesco invests in are subject to all of the risks of the underlying mortgage loans. In addition, residential mortgage borrowers are not typically prevented by the terms of their mortgage loans from prepaying their loans in whole or in part at any time. Borrowers prepay their mortgages for many reasons, but typically, when interest rates decline, borrowers tend to prepay at faster rates. To the extent that the underlying mortgage borrowers in any of Alesco’s mortgage loan pools or the pools underlying any of Alesco’s mortgage-backed securities prepay their loans, Alesco will likely receive funds that will have to be reinvested, and Alesco may need to reinvest those funds at less desirable rates of return.

Although Alesco intends to focus on real estate-related asset-backed securities, Alesco may invest in other types of asset-backed securities to the extent these investments would be consistent with maintaining its qualification as a REIT.

Alesco may invest in residential mortgage loans that have material geographic concentrations. Any adverse market or economic conditions in those regions may have a disproportionately adverse effect on the ability of Alesco’s customers to make their loan payments.

Alesco may invest in residential mortgage loans that have material geographic concentrations. The risk of foreclosure and losses on these loans may be exacerbated by economic and other conditions in these geographic markets. Based on the total carrying amount of the mortgages taken out in connection with the residential mortgage loans Alesco had invested in as of March 31, 2006, the properties securing those residential mortgage loans were significantly concentrated in California as of that date. As indicated on “Schedule IV – Mortgage Loans on Real Estate” to Alesco’s Consolidated Financial Statements, beginning on page F-26 of Sunset’s proxy statement, almost 50% of the total carrying amount of the mortgages taken out in connection with the residential mortgage loans Alesco had invested in as of March 31, 2006 related to residential mortgages secured by real property located in California. As of June 30, 2006, the concentration of residential mortgage loans in the state of California is consistent with the data provided as of March 31, 2006.

Adverse market or economic conditions in a particular state or region where Alesco has significant investments may disproportionately increase the risk that borrowers in that region are unable to make their mortgage payments. In addition, the market value of the real estate securing those mortgage loans could be adversely affected by adverse market and economic conditions in that region. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions or natural disasters in that geographic region could adversely affect Alesco’s net interest income from loans in its investment portfolio and Alesco’s ability to make distributions to its shareholders, including the combined company following the merger. Please see “Schedule IV – Mortgage Loans on Real Estate” to Alesco’s Consolidated Financial Statement, in Sunset’s proxy statement for a summary of the geographic concentration of the residential mortgage loans Alesco had invested in as of March 31, 2006. As of June 30, 2006, the concentration of residential mortgage loans in the state of California is consistent with the data provided as of March 31, 2006.

Alesco may be exposed to environmental liabilities with respect to properties to which it takes title, which may have a material adverse effect on the business, financial condition, liquidity, and results of operations of Alesco and therefore the combined company following the merger.

In the event Alesco is forced to foreclose on a mortgage loan it holds, it may take title to real estate, and, if it does take title, it could be subject to environmental liabilities with respect to these properties. In this circumstance, Alesco may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If Alesco ever becomes subject to significant environmental liabilities, the business, financial condition, liquidity, and results of operations of Alesco and therefore the combined company following the merger could be materially and adversely affected.

Alesco may incur lender liability as a result of its investments in leveraged loans.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Alesco may be subject to allegations of lender liability. There is no assurance that these claims will not arise or that Alesco will not be subject to significant liability if a claim of this type did arise.

The leveraged loans in which Alesco invests could be subject to equitable subordination by a court and thereby increase Alesco’s risk of loss with respect to such loans.

Courts have, in some cases, applied the doctrine of equitable subordination to subordinate the claim of a lending institution against a borrower to claims of other creditors of the borrower, when the lending institution is found to have engaged in unfair, inequitable or fraudulent conduct. The courts have also applied the doctrine of equitable subordination when a lending institution or its affiliates are found to have exerted inappropriate control over a client, including control resulting from the ownership of equity interests in a client. Payments on one or more of Alesco’s leveraged loans, particularly a leveraged loan to a client in which Alesco also holds equity interests, may be subject to claims of equitable subordination. If, when challenged, these factors were deemed to give Alesco the ability to control or otherwise exercise influence over the business and affairs of one or more of its clients, this control or influence could constitute grounds for equitable subordination. This means that a court may treat one or more of Alesco’s leveraged loans as if it were common equity in the client. In that case, if the client were to liquidate, Alesco would be entitled to repayment of its loan on an equal basis with other holders of the client’s common equity only after all of the client’s obligations relating to its debt and preferred securities had been satisfied. One or more successful claims of equitable subordination against Alesco could have an adverse effect on the business, results of operation or financial condition of Alesco and therefore the combined company following the merger.

Alesco may not act as agent for many of the leveraged loans in which it invests and, consequently, will have little or no control over how those loans are administered or controlled.

In many of the leveraged loans in which Alesco may invest Alesco will not be the agent of the lending group that receives payments under the loan or the agent of the lending group that controls the collateral for purposes of administering the loan. When Alesco is not the agent for a loan, Alesco may not receive the same financial or operational information as Alesco receives for loans for which Alesco is the agent and, in many instances, the information on which Alesco must rely is provided to Alesco by the agent rather than directly by the borrower. As a result, it may be more difficult for Alesco to track or rate these loans than it is for the loans for which Alesco is the agent. Additionally, Alesco may be prohibited or otherwise restricted from taking actions to enforce the loan or to foreclose upon the collateral securing the loan without the agreement of other lenders holding a specified minimum aggregate percentage, generally a majority or two-thirds of the outstanding principal balance. It is possible that an agent for one of these loans may choose not to take the same actions to enforce the loan or to foreclose upon the collateral securing the loan that Alesco would have taken had Alesco been agent for the loan.

With respect to Alesco’s investments in leveraged loans to mid-sized companies, Alesco may invest in balloon loans and bullet loans which may have a greater degree of risk than other types of loans.

A balloon loan is a term loan with a series of scheduled payment installments calculated to amortize the principal balance of the loan so that upon maturity of the loan, more than 25%, but less than 100%, of the loan balance remains unpaid and must be satisfied. A bullet loan is a loan with no scheduled payments of principal before the maturity date of the loan. On the maturity date, the entire unpaid balance of the loan is due.

Balloon loans and bullet loans involve a greater degree of risk than other types of loans because they require the borrower to make a large final payment upon the maturity of the loan. The ability of a borrower to make this final payment upon the maturity of the loan typically depends upon its ability either to generate sufficient cash flow to repay the loan prior to maturity, to refinance the loan or to sell the related collateral securing the loan, if any. The ability of a borrower to accomplish any of these goals will be affected by many factors, including the availability of financing at acceptable rates to the borrower, the financial condition of the borrower, the marketability of the related collateral, the operating history of the related business, tax laws and the prevailing general economic conditions. Consequently, the borrower may not have the ability to repay the loan at maturity and Alesco could lose all or most of the principal of its loan. As of June 30, 2006, Alesco had investments in balloon or bullets loans of approximately $44.2 million, or approximately 1% of total assets.

Equity investments may involve a greater risk of loss than traditional debt financing and specific risks relating to particular issuers.

Although Alesco has not yet done so, Alesco may opportunistically invest in equity of various types of business entities, including banks, bank holding companies, insurance companies and real estate companies, depending upon Alesco’s ability to finance such assets in accordance with its financing strategy. Equity investments, including investments in preferred securities, involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to debt and are not secured. Furthermore, should the issuer default, Alesco would only be able to proceed against the entity in which it has an interest, and not the assets owned by the entity. If Alesco invests in preferred securities, in most cases it will have no recourse against an issuer for a failure to pay stated dividends; rather, unpaid dividends typically accrue preferred shareholders such as Alesco maintain a liquidation preference in the event of a liquidation of the issuer of the preferred securities. There is no assurance that an issuer would have sufficient assets to satisfy any liquidation preference to which Alesco may be entitled. As a result, Alesco may not recover some or all of its investments in preferred equity securities in particular and in equity securities in general.

Investments in equity securities and Alesco’s investments in leveraged loans involve special risks relating to the particular issuer of the securities or debt, including the financial condition and business outlook of the issuer and the issuer’s regulatory compliance.

Although Alesco has not yet done so, Alesco may opportunistically invest in equity securities of various types of business entities, including banks, bank holding companies, insurance companies and real estate companies, depending upon Alesco’s ability to finance such assets in accordance with its financing strategy. Investments in equity securities and Alesco’s investments in leveraged loans are subject to many of the risks of investing in subordinated real estate-related securities, which may result in losses to Alesco. As of June 30, 2006, Alesco had investments in leveraged loans of approximately $186.5 million, or approximately 6% of total assets.

Alesco’s investments in TruPS, leveraged loans and other securities are also subject to risks of delinquency and foreclosure, and risk of loss in the event of foreclosure and the dependence upon the successful operation of and distributions from assets and businesses of the issuers. Equity securities and unsecured loans are generally subordinated to other obligations of the issuer and are not secured by specific assets of the issuer.

Alesco’s investments in equity securities are also subject to risks of: (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other lenders to the issuer, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to redeem Alesco’s investment and cause Alesco to reinvest premature redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its dividend obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer of such securities during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding securities and the ability of the issuers thereof to repay principal and interest or make dividend payments.

Investments in subordinated RMBS and CMBS are generally in the “second loss” position and therefore subject to increased risk of losses.

In general, losses on an asset securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the “first loss” subordinated security holder and then by the “second loss” subordinated security holder. Alesco’s investments in subordinated RMBS and CMBS will be generally in the “second loss” position and therefore may be subject to losses. In the event of default and the exhaustion of any collateral, reserve fund, letter of credit and any classes of securities junior to those in which Alesco invests, Alesco will not be able to recover all of its investment in the securities Alesco purchases. In addition, if the underlying mortgage portfolio has been overvalued or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which Alesco invests may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to Alesco. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgage loans underlying mortgage-backed securities to make principal and interest payments may be impaired. In this event, existing credit support in the securitization structure may be insufficient to protect Alesco against loss of its principal on these securities. As of June 30, 2006, Alesco had investments in subordinated RMBS and CMBS of approximately $1.0 billion or 32% of total assets.

Investments in mezzanine loans involve greater risks of loss than senior loans secured by income producing properties.

Although Alesco has not yet done so, Alesco may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender or may be secured only by an equity interest in the borrower and not any real property. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, Alesco may not have full recourse to the assets of the entity, or the assets of the entity may not be sufficient to satisfy Alesco’s mezzanine loan. If a borrower defaults on Alesco’s mezzanine loan or debt senior to Alesco’s loan, or in the event of a borrower bankruptcy, Alesco’s mezzanine loan will be satisfied only after the senior debt. As a result, Alesco may not recover some or all of its investments. In addition, mezzanine loans may have higher loan to value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

Catastrophic losses and the lack of availability of reinsurance could adversely affect Alesco’s investments in TruPS issued by insurance companies.

The insurance companies which issue the TruPS in which Alesco invests are exposed to policy claims arising out of catastrophes. Catastrophes may be caused by various events, including hurricanes, earthquakes and floods and may also include man-made catastrophes such as terrorist activities. The frequency and severity of catastrophes are inherently unpredictable. Claims resulting from catastrophic events could materially reduce the profitability or harm the financial condition of the insurance companies which issue the TruPS in which Alesco invests, and could cause one or more of such insurance companies to default on the payment of distributions of such TruPS. Payments under these TruPS are subordinated to policy claim payments owed by these insurance companies. In addition, the ability of insurance companies to manage this risk may depend, in part, upon their ability to obtain catastrophe reinsurance, which may not be available at commercially acceptable rates in the future.

Alesco’s investments in leveraged loans to mid-sized companies will increase the risk of defaults by borrowers and substantial credit losses could result, causing a material adverse effect on Alesco’s shares.

Loans to mid-sized companies involve risk because mid-sized companies may have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan.

The borrowers under leveraged loans in which Alesco invests will include privately owned mid-sized companies, which present a greater risk of loss than loans to larger companies.

Compared to larger, publicly owned firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. These financial challenges may make it difficult for Alesco’s borrowers to make scheduled payments of interest or principal on Alesco’s loans. Accordingly, advances made to these types of borrowers entail higher risks than advances made to companies who are able to access traditional credit sources.

Numerous factors may affect a borrower’s ability to make scheduled payments on Alesco’s loan, including the failure to meet its business plan or a downturn in its industry. In part because of their smaller size, Alesco’s borrowers may:

•	experience significant variations in operating results;

•	have narrower product lines and market shares than their larger competitors;

•	be particularly vulnerable to changes in customer preferences and market conditions;

•	be more dependent than larger companies on one or more major customers, the loss of which could materially impair their business, financial condition and prospects;

•	face intense competition, including from companies with greater financial, technical, managerial and marketing resources;

•	depend on the management talents and efforts of a single individual or a small group of persons for their success, the death, disability or resignation of whom could materially harm the client’s financial condition or prospects;

•	have less skilled or experienced management personnel than larger companies; or

•	do business in regulated industries, such as the healthcare industry, and could be adversely affected by policy or regulatory changes.

Accordingly, any of these factors could impair a borrower’s cash flow or result in other events, such as bankruptcy, which could limit that borrower’s ability to repay its obligations to Alesco, and may lead to losses in Alesco’s portfolio and a decrease in its revenues, net income and assets, which may result in reduced earnings and negatively affect the cash available for distribution to the combined company’s shareholders following the merger.

Alesco may make investments in non-U.S. dollar denominated securities, which will be subject to currency rate exposure and the uncertainty of foreign laws and markets.

Alesco may purchase securities denominated in foreign currencies. Alesco expects that its exposure, if any, would be principally to the British pound, the Euro and the Canadian dollar. A change in foreign currency exchange rates may have an adverse impact on returns on Alesco’s non-dollar denominated investments. Although Alesco may hedge its foreign currency risk subject to the REIT income qualification tests, it may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations, which may result in reduced earnings and negatively affect the cash available for distribution to the combined company’s shareholders following the merger.

Alesco may enter into derivative contracts that could expose it to contingent liabilities in the future.

Part of Alesco’s investment strategy involves entering into derivative contracts that could require it to fund cash payments in certain circumstances such as the early termination of a derivative agreement caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative agreement. The amount due would be equal to unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses would be reflected in Alesco’s results of operations and its ability to fund these obligations would depend on the liquidity of its assets and access to capital at the time. The need to fund these obligations could adversely impact Alesco’s financial condition.

Alesco’s due diligence may not reveal all of an entity’s liabilities and may not reveal other weaknesses in their business.

Before originating an investment for, or making an investment in, an entity, Alesco will rely on its manager to assess the strength and skills of the entity’s management and other factors that Alesco believes will determine the success of the investment. This process is particularly important and subjective with respect to newly organized entities because there may be little or no information publicly available about the entities. There is no assurance that these due diligence processes will uncover all relevant facts or that any investment will be successful.

Regulatory and Legal Risks of Alesco’s Business

Maintenance of Alesco’s Investment Company Act exemption imposes limits on its operations, which may adversely effect its results of operations.

Alesco intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940. Section 3(a)(l)(C) of the Investment Company Act defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(l) or Section 3(c)(7) of the Investment Company Act. Because Alesco is organized as a holding company that conducts its businesses primarily through majority-owned subsidiaries, the securities issued to Alesco by its subsidiaries that are excepted from the definition of “investment company” by Section 3(c)(l) or 3(c)(7) of the Investment Company Act, together with any other “investment securities” Alesco may own, may not have a combined value in excess of 40% of the value of its total assets on an unconsolidated basis. This requirement limits the types of businesses in which Alesco may engage through these subsidiaries.

The determination of whether an entity is a majority-owned subsidiary of Alesco is made by Alesco. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. Alesco treats companies, including CDO issuers, in which it owns at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. Alesco has not requested the SEC to approve Alesco’s treatment of any company as a majority-owned subsidiary of Alesco and the SEC has not done so. If the SEC were to disagree with Alesco’s treatment of one or more companies, including CDO issuers, as majority-owned subsidiaries, Alesco would need to adjust its investment strategy and invest its assets in order to continue to pass the 40% test. Any such adjustment in its investment strategy could have a material adverse effect on Alesco.

A majority of Alesco’s subsidiaries are limited by the provisions of the Investment Company Act and the rules and regulations promulgated thereunder with respect to the assets in which they can invest to avoid being regulated as an investment company. For instance, Alesco’s subsidiaries that issue CDOs generally will rely on Rule 3a-7, an exemption from the Investment Company Act provided for certain structured financing vehicles that pool income-producing assets and issue securities backed by those assets. Such structured financings may not engage in portfolio management practices resembling those employed by mutual funds. Accordingly, each Alesco CDO subsidiary that relies on Rule 3a-7 is subject to an indenture which contains specific guidelines and restrictions limiting the discretion of the CDO issuer and its manager. In particular, the indentures prohibit the CDO issuer from acquiring and disposing of assets primarily for the purpose of recognizing gains or decreasing losses resulting from market value changes. Certain sales and purchases of assets, such as dispositions of collateral that has gone into default or is at risk of imminent default, may be made so long as they do not violate the guidelines contained in the indentures and are not based primarily on changes in market value. The proceeds of permitted dispositions may be reinvested in collateral that is consistent with the credit profile of the CDO under specific and predetermined guidelines. In addition, absent obtaining further guidance from the SEC, substitutions of assets may not be made solely for the purpose of enhancing the investment returns of the holders of the equity securities issued by the CDO issuer. As a result of these restrictions, Alesco’s CDO subsidiaries may suffer losses on their assets and Alesco may suffer losses on its investments in its CDO subsidiaries.

Alesco’s subsidiaries that hold real estate assets (i.e., Alesco Loan Holdings Trust) rely on the exemption from registration provided by Section 3(c)(5)(C) of the Investment Company Act. In order to qualify for this exemption, at least 55% of a subsidiary’s portfolio must be composed of mortgages and other liens on and interests in real estate (collectively, “qualifying assets”) and at least 80% of the subsidiary’s portfolio must be composed of real estate-related assets. Qualifying assets include mortgage loans, mortgage-backed securities that represent the entire ownership in a pool of mortgage loans and other interests in real estate. Accordingly, these restrictions will limit the ability of these subsidiaries to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, unsecured debt and preferred securities issued by REITs and real estate companies or in assets not related to real estate. As of the date of this prospectus, Alesco Loan Holdings Trust’s assets consist exclusively of whole-residential mortgage loans to which it has legal title. To the extent Alesco Loan Holdings Trust or another subsidiary of Alesco invests in other types of assets such as RMBS, CMBS and mezzanine loans, Alesco will not treat such assets as qualifying real estate assets for purposes of determining the subsidiary’s eligibility for the exemption provided by Section 3(c)(5)(C) unless such treatment is consistent with the guidance of the SEC as set forth in no-action letters, interpretive guidance or an exemptive order.

As of the date of this prospectus, two of Alesco’s subsidiaries, Alesco TPS Holdings LLC and Alesco Holdings Ltd., are currently relying on the exemption provided under Section 3(c)(1), and therefore Alesco’s ownership interests in these subsidiaries are deemed to be investment securities for purposes of the 40% test. Alesco must monitor its holdings in Alesco TPS Holdings LLC and Alesco Holdings Ltd. and any future subsidiaries relying on the exemptions provided under Section 3(c)1) or 3(c)(7) to ensure that the value of Alesco’s investment in such subsidiaries together with any other investment securities it may own does not exceed 40% of Alesco’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

If the combined value of the investment securities issued by Alesco’s subsidiaries that are excepted by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities Alesco may own, exceeds 40% of Alesco’s total assets on an unconsolidated basis, Alesco may be deemed to be an investment company. If Alesco fails to maintain an exemption, exception or other exclusion from registration as an investment company, Alesco could, among other things, be required either (a) to change substantially the manner in which it conducts its operations to avoid being required to register as an investment company or (b) to register as an investment company, either of which could have an adverse effect on the Company and the market price of Alesco’s common shares. If Alesco were required to register as an investment company under the Investment Company Act, it would become subject to substantial regulation with respect to its capital structure (including its ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters and Alesco’s manager will have the right to terminate its management agreement.

Alesco has not received a no-action letter from the SEC regarding how its investment strategy fits within the exclusion from regulation under the Investment Company Act that it is using. To the extent that the SEC provides more specific or different guidance regarding, for example the treatment of assets as qualifying real estate assets or real estate-related assets, Alesco may be required to adjust its investment strategy accordingly. Any additional guidance from the SEC could provide additional flexibility to Alesco, or it could further inhibit its ability to pursue the investment strategy Alesco has chosen, which could have a material adverse effect on Alesco and Sunset and significantly reduce the expected benefits of the merger.

Alesco may be subject to adverse legislative or regulatory tax changes that could reduce the market price of its common shares.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. Alesco cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. Alesco and its shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Risks Related to Sunset’s Organization and Structure

Sunset’s charter and bylaws and Maryland law may defer or prevent a takeover bid or change in control.

Certain provisions of Sunset’s charter and bylaws and Maryland law may defer or prevent unsolicited takeover attempts or attempts to change the board of Sunset. These provisions include a general limit on any holder beneficially owning more the 9.8% of Sunset’s shares and limits on the removal of Sunset’s directors without cause.

Tax Risks

Please review carefully the following tax risks. Although these tax risks are phrased as risks that the combined entity will be subject to upon completion of the merger, Alesco, and Sunset since it entered into the interim management agreement, are equally subject to those risks on a stand-alone basis prior to the completion of the merger.

Complying with REIT requirements may cause Sunset to forego otherwise attractive opportunities.

Sunset believes that it has been organized and will continue to operate after the merger in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes.

To qualify as a REIT, Sunset must continually satisfy various tests regarding the sources of its income, the nature and diversification of its assets, the amounts Sunset distributes to its shareholders and the ownership of its shares. In order to meet these tests, Sunset may be required to forego investments its might otherwise make. Thus, compliance with the REIT requirements may hinder Sunset’s investment performance.

In particular, at least 75% of Sunset’s assets at the end of each calendar quarter must consist of real estate assets, government securities, cash and cash items. For this purpose, “real estate assets” generally include interests in real property, such as land, buildings, leasehold interests in real property, stock of other entities that qualify as REITs, interests in mortgage loans secured by real property, investments in stock or debt instruments during the one-year period following the receipt of new capital and regular or residual interests in a Real Estate Mortgage Investment Conduit, or a REMIC. In addition, the amount of securities of a single issuer, other than a TRS, that Sunset holds must generally not exceed either 5% of the value of its gross assets or 10% of the vote or value of such issuer’s outstanding securities.

Certain of the assets that Sunset holds or intends to hold, including TruPS, leveraged loans and equity interests in CDOs or CLOs that hold TruPS or leveraged loans, are not qualified or will not be qualified real estate assets for the purposes of the REIT asset tests. RMBS and CMBS securities should generally qualify as real estate assets. However, to the extent that Sunset owns non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property, those securities are likely not qualifying real estate assets for purposes of the REIT asset tests.

Sunset generally will be treated as the owner of any assets that collateralize CDO or CLO transactions to the extent that Sunset retains all of the equity of the securitization vehicle and does not make an election to treat such securitization vehicle as a TRS, as described in further detail below. As a result of the merger, Sunset will acquire all of the equity of additional CDO or CLO vehicles and intends to treat such CDO or CLO vehicles in the foregoing manner.

As noted above, in order to comply with the REIT asset tests and 75% gross income test, at least 75% of Sunset’s assets and 75% of its gross income must be derived from qualifying real estate assets, whether or not such assets would otherwise represent its best investment alternative. For example, since neither TruPS, leveraged loans nor equity in corporate entities Sunset creates to hold TruPS or leveraged loans are qualifying real estate assets, Sunset must hold substantial investments in other qualifying real estate assets, including RMBS and CMBS which may have lower yields than TruPS.

It may be possible to reduce the impact of the REIT asset and gross income requirements by holding certain assets through Sunset’s TRSs, subject to certain limitations as described below.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including any mortgage loans, held in inventory or primarily for sale to customers in the ordinary course of business. The prohibited transaction tax may apply to any sale by Sunset of assets to a CDO or CLO and to any sale by Sunset of CDO or CLO securities and therefore may limit Sunset’s ability to sell assets to or equity in CDOs, CLOs and other assets.

It may be possible to reduce the impact of the prohibited transaction tax and the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests by conducting certain activities, holding non-qualifying REIT assets or engaging in CDO and CLO transactions through Sunset’s TRSs, subject to certain limitations as described below. To the extent that Sunset engages in such activities through TRSs, the income associated with such activities may be subject to full U.S. federal corporate income tax.

Sunset’s qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of securities in which Sunset invests, and the inaccuracy of any such opinions, advice or statements may adversely affect Sunset’s REIT qualification and result in significant corporate level tax.

When purchasing securities, Sunset has relied and may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% REIT gross income test. In addition, when purchasing CDO and CLO equity, Sunset has relied and may rely on opinions or advice of counsel regarding the qualification of the CDO or CLO for exemption from U.S. corporate income tax and the qualification of interests in such CDO or CLO as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect Sunset’s REIT qualification and result in significant corporate-level tax.

Certain financing activities may subject Sunset to U.S. federal income tax and increase the tax liability of its shareholders.

Sunset may enter into transactions that result in Sunset or a portion of its assets being treated as a “taxable mortgage pool” for U.S. federal income tax purposes. Specifically, Sunset may securitize RMBS or CMBS assets that Sunset acquires and such securitizations will likely result in Sunset owning interests in a taxable mortgage pool, referred to as “excess inclusion income”. Sunset may enter into such transactions at the REIT level. Although the law on the matter is unclear, Sunset might be taxable at the highest corporate income tax rate on a portion of the income arising from a taxable mortgage pool that is allocable to the percentage of its shares held by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. Sunset expects that disqualified organizations own its shares. Because this tax would be imposed on Sunset, all of Sunset’s investors, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of Sunset or a portion of its assets as a taxable mortgage pool. As a result of the merger, Sunset will acquire all of the equity of Kleros Real Estate CDO I, a Cayman corporation, which is also likely to be treated as a taxable mortgage pool once acquired by Sunset.

In addition, if Sunset realizes excess inclusion income and allocates it to stockholders, this income cannot be offset by net operating losses of Sunset’s stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as unrelated business taxable income under Section 512 of the Internal Revenue Code. If the stockholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the stockholder is a REIT, a regulated investment company (“RIC”) or common trust fund, its allocable share of Sunset’s excess inclusion income could be considered excess inclusion income of such entity. Accordingly, such investors should be aware that a significant portion of Sunset’s income may be considered excess inclusion income. Finally, if Sunset fails to qualify as a REIT, its taxable mortgage pool securitizations will be treated as separate taxable corporations for U.S. federal income tax purposes.

Additionally, Sunset may currently include into income interest accrued on debt instruments. To the extent this interest is from debt instruments in default, Sunset may have increased taxable income without corresponding cash flow available for distribution.

Because the tax treatment of income inclusions from Sunset’s foreign TRSs or other corporations that are not REITs or qualified REIT subsidiaries for purposes of the gross income requirements for REITs is unclear, the Internal Revenue Service may assert a position contrary to that taken by Sunset, which could subject Sunset to a penalty tax and result in its failure to qualify as a REIT.

Sunset will be required to include in its income, even without the receipt of actual distributions, earnings from its non-U.S. TRSs or other non-U.S. corporations that are not REITs or qualified REIT subsidiaries, including its equity investments in CDOs and CLOs (some of which are being acquired pursuant to the merger) which hold TruPS and leveraged loans. Sunset will treat certain of these income inclusions as qualifying income for purposes of the 95% gross income test applicable to REITs but not for purposes of the REIT 75% gross income test. Because there is no clear precedent with respect to the qualification of such income for purposes of the REIT gross income tests, no assurance can be given that the Internal Revenue Service will not assert a contrary position. In the event that such income was determined not to qualify for the 95% gross income test, Sunset could fail to qualify as a REIT. Even if such income does not cause Sunset to fail to qualify as a REIT because of relief provisions, Sunset would be subject to a penalty tax with respect to such income because it expects that such income, together with other non-qualifying income, will exceed 5% of its gross income. In addition, if such income was determined not to qualify for the 95% gross income test, Sunset would need to invest in sufficient qualifying assets, or sell some of its interests in its non-U.S. TRSs or other corporations that are not REITs or qualified REIT subsidiaries to ensure that the income recognized by Sunset from its non-U.S. TRSs or such other corporations does not exceed 5% of its gross income. See “Material U.S. Federal Income Tax Consequences Relating to an Investment in a REIT” starting on page 115 of Sunset’s proxy statement. If such income were determined not to qualify for the 95% gross income test, Sunset could fail to qualify as a REIT or it could be subject to penalty tax. The penalty tax, if applicable, would be calculated by multiplying the amount by which Sunset’s non-qualifying income exceeds 5% of Sunset’s total gross income multiplied by a fraction intended to reflect Sunset’s profitability. Based upon current estimates of Sunset’s income and profitability for 2006, it is currently expected that no penalty tax would be due for 2006 if income inclusions from investments in CDOs and CLOs was determined not to qualify for the 95% gross income test, as the total amount of such income, together with any other nonqualifying income of Sunset, is not expected to exceed 5% of Sunset’s total gross income for 2006. Such conclusion is based on current estimates, and actual amounts, if any, for any Sunset taxable year will depend upon actual investments, sources of income and relative profitability of Sunset in such taxable year. It is likely that in subsequent Sunset taxable years such CDO and CLO income inclusions will exceed 5% of Sunset’s gross income, and if such income was determined not to qualify for the 95% gross income tests, and Sunset remained qualified as a REIT, a penalty tax would apply. Sunset is not currently able to estimate the amount of any such tax, as it will depend upon the actual amounts of investments, sources of income and relative profitability of Sunset in future years.

If Sunset fails to qualify as a REIT, its dividends will not be deductible, and Sunset will be subject to corporate level tax on its net taxable income. This would reduce the cash available to make distributions to its stockholders and may have significant adverse consequences on the value of its shares.

Sunset has been organized and operated and will continue to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes. Sunset has not requested and does not plan to request a ruling from the Internal Revenue Service that Sunset qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions, for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within Sunset’s control may also affect Sunset’s ability to qualify as a REIT. In order to qualify as a REIT, Sunset must satisfy a number of requirements, including requirements regarding the composition of its assets and sources of its gross income. Also, Sunset must make distributions to stockholders aggregating annually at least 90% of its net income, excluding net capital gains. Sunset has earned income the qualification of which may be uncertain for purposes of the REIT gross income tests due to a lack of authority directly on point. No assurance can be given that Sunset has been or will continue to be successful in operating in a manner that will allow it to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect Sunset’s investors, its ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

If Sunset fails to qualify as a REIT or loses its qualification as a REIT at any time, Sunset will face serious tax consequences that would substantially reduce the funds available for distribution to its stockholders for each of the years involved because:

•	Sunset would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	Sunset also could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

•	unless Sunset is entitled to relief under applicable statutory provisions, Sunset could not elect to be taxed as a REIT for four taxable years following the year of its disqualification.

In addition, if Sunset fails to qualify as a REIT, Sunset will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as regular corporate dividends to the extent of Sunset’s current and accumulated earnings and profits. This means that Sunset’s U.S. stockholders, as defined under the caption “Material U.S. Federal Income Tax Consequences Relating to an Investment in a REIT-Taxation of Taxable U.S. Shareholders,” in Sunset’s proxy statement, who are taxed as individuals would be taxed on Sunset’s dividends at long-term capital gains rates through 2010 and that Sunset’s corporate stockholders generally would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Internal Revenue Code. Finally, if Sunset fails to qualify as a REIT, its taxable mortgage pool securitizations will be treated as separate taxable corporations for U.S. federal income tax purposes. As a result of all these factors, Sunset’s failure to qualify as a REIT also could impair its ability to expand its business and raise capital and would adversely affect the value of its shares.

Sunset will have to pay some taxes and may be subject to others, which may reduce the cash available for distribution to its shareholders.

Even though Sunset qualifies as a REIT for U.S. federal income tax purposes, Sunset is required to pay some U.S. federal, state and local taxes on its income and property. Sunset also is subject to a 100% penalty tax on certain amounts if the economic arrangements among Sunset and its TRSs are not comparable to similar arrangements among unrelated parties or if Sunset receive payments for inventory or property held for sale to customers in the ordinary course of business. In addition, under certain circumstances Sunset could be subject to a penalty tax if Sunset fails to meet certain REIT requirements but nonetheless maintain its qualification as a REIT. For example, Sunset may be required to pay a penalty tax with respect to certain income it earned in connection with its equity investments in CDO or CLO entities owning TruPS and leveraged loans in the event such income is determined not to be qualifying income for purposes of the REIT 95% gross income test but Sunset is otherwise able to remain qualified as a REIT. To the extent that Sunset is required to pay U.S. federal, state or local taxes, Sunset will have less cash available for distribution to its stockholders.

Failure to make required distributions would subject Sunset to tax, which would reduce the cash available for distribution to its stockholders.

In order to qualify as a REIT, Sunset must distribute to its stockholders, each calendar year, at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that Sunset satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, Sunset is subject to U.S. federal corporate income tax on its undistributed income. In addition, Sunset will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than the sum of:

•	85% of its ordinary income for that year;

•	95% of its capital gain net income for that year; and

•	100% of its undistributed taxable income from prior years.

Sunset has distributed and will continue to distribute its net income to its stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. There is no requirement that Sunset’s domestic TRSs distribute their after-tax net income to Sunset and such TRSs that Sunset forms may, to the extent consistent with maintaining

Sunset’s qualification as a REIT, determine not to make any current distributions to Sunset. However, Sunset’s non-U.S. TRSs, such as TRSs that Sunset will likely form in connection with CDOs and CLOs, are and will generally be deemed to distribute their earnings to Sunset on an annual basis for U.S. federal income tax purposes, regardless of whether such TRSs actually distribute their earnings. These deemed distributions will be included as income for purposes of the foregoing distribution requirements.

Sunset’s taxable income may substantially exceed its net income as determined by GAAP because, for example, expected capital losses will be deducted in determining its GAAP net income, but may not be deductible in computing its taxable income. In addition, Sunset has invested and may invest in assets including the equity of CDO and CLO entities that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets, referred to as “phantom income.” Although some types of phantom income are excluded to the extent they exceed 5% of Sunset’s net income in determining the 90% distribution requirement, Sunset incurs corporate income tax and the 4% nondeductible excise tax with respect to any phantom income items if Sunset does not distribute those items on an annual basis. As a result of the foregoing, Sunset may generate less cash flow than taxable income in a particular year. In that event, Sunset may be required to use cash reserves, incur debt, or liquidate non-cash assets at rates or times that Sunset regards as unfavorable in order to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax in that year.

If Sunset’s CDOs that are foreign TRSs are subject to U.S. federal income tax at the entity level, it would greatly reduce the amounts those entities would have available to distribute to Sunset and that Sunset would have available to pay their creditors.

Sunset’s CDOs and CLOs organized to hold TruPS and leveraged loans, including those acquired as a result of the merger will likely be organized as Cayman Islands companies. There is a specific exemption from U.S. federal income tax for non-U.S. corporations that restricts their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent located in the United States. Sunset’s non-U.S. CDOs and CLOs that are TRSs rely on that exemption or otherwise operate in a manner so that they are not subject to U.S. federal income tax on their net income at the entity level. If the IRS were to succeed in challenging this tax treatment, it could greatly reduce the amount that those CDOs would have available to distribute to Sunset and to pay to their creditors.

The ownership limitation may restrict change of control or business combination opportunities in which Sunset’s stockholders might receive a premium for their shares.

In order for Sunset to qualify as a REIT, no more than 50% in value of its outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To assist Sunset in preserving its REIT qualification, Sunset’s charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number of shares, whichever is more restrictive, of its outstanding shares. Sunset has previously granted one waiver of this ownership limitation to permit NWQ Investment Management Company, LLC to acquire 10% of Sunset’s then outstanding shares.

The ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of Sunset’s shares might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Sunset’s charter does not permit ownership in excess of 9.8% of the shares, by value or in number of shares, of any class or series of its stock, and attempts to acquire shares of any class or series of Sunset’s stock in excess of the 9.8% limit without prior approval from its board of directors may be void, and could result in the shares being automatically transferred to a charitable trust.

For the purpose of preserving Sunset’s REIT qualification, its charter prohibits beneficial or constructive ownership by any person of more than 9.8% of the aggregate value or number of the outstanding shares of any class or series of its stock. Sunset’s charter’s constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the shares of any class or series of Sunset’s stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the shares of any class or series of Sunset’s stock, and thus be subject to the ownership limitations. Any attempt to own or transfer shares of Sunset’s stock in excess of the ownership limit without the consent of the board of directors may be void, and could result in the shares being automatically transferred to a charitable trust.

Although Sunset’s use of TRSs may be able to partially mitigate the impact of meeting the requirements necessary to maintain its qualification as a REIT, its ownership of and relationship with its TRSs is limited and a failure to comply with the limits would jeopardize its REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Domestic TRSs that Sunset has formed, including for purposes of entering into Sunset’s TruPS and leveraged loan warehouse facilities, will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to Sunset but are not required to be distributed to Sunset. Sunset anticipates that the aggregate value of the securities of these TRSs, together with the securities Sunset may hold in its other TRSs, will be less than 20% of the value of its total assets (including its TRS securities). Furthermore, Sunset monitors the value of its respective investments in its TRSs for the purpose of ensuring compliance with the rule that no more than 20% of the value of a REIT’s assets may consist of TRS securities (which is applied at the end of each calendar quarter). In addition, Sunset scrutinizes all of its transactions with its TRSs for the purpose of ensuring that they are entered into on arm’s-length terms in order to avoid incurring the 100% excise tax described above. The value of the securities that Sunset holds in its TRSs may not be subject to precise valuation. Accordingly, there can be no assurance that Sunset will be able to comply with the 20% limitation discussed above or avoid application of the 100% excise tax discussed above.

Sunset’s ability to satisfy the income and asset tests applicable to REITs depends on the nature of its assets, the sources of its income, and factual determinations, including the value of the real property underlying its loans.

As a REIT, 75% of Sunset’s assets must consist of specified real estate related assets and other specified types of investments, and 75% of its gross income must be earned from real estate related sources and other specified types of income. If the value of the real estate securing each of Sunset’s loans, determined at the date of acquisition of the loans, is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of that loan will not be a qualifying real estate asset and a portion of the interest income will not be qualifying real estate income. Accordingly, in order to determine the extent to which Sunset’s loans constitute qualifying assets for purposes of the REIT asset tests and the extent to which the interest earned on its loan constitutes qualifying income for purposes of the REIT income tests, Sunset needs to determine the value of the underlying real estate collateral at the time it acquires each loan. Although Sunset seeks to be prudent in making these determinations, no assurance can be given that the Internal Revenue Service might not disagree with Sunset’s determinations and assert that a lower value is applicable, which could negatively impact Sunset’s ability to qualify as a REIT. These considerations also might restrict the types of loans that Sunset can make in the future. In addition, the need to comply with those requirements may cause Sunset to acquire other assets that qualify as real estate that are not part of its overall business strategy and might not otherwise be the best investment alternative for Sunset.

Complying with REIT requirements may limit Sunset’s ability to hedge effectively.

The REIT provisions of the Internal Revenue Code limit Sunset’s ability to hedge mortgage-backed securities, preferred securities and related borrowings. Except to the extent provided by Treasury regulations, any income from a hedging transaction Sunset enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, does not constitute gross income for purposes of the 95% gross income test (and generally constitutes non-qualifying income for purposes of the 75% gross income test). To the extent that Sunset enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result, Sunset might have to limit its use of advantageous hedging techniques or implement those hedges through TRSs. This could increase the cost of its hedging activities or expose Sunset to greater risks associated with changes in interest rates than Sunset would otherwise want to bear.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of Sunset’s shares.

The maximum U.S. federal income tax rate for dividends payable to domestic shareholders that are individuals, trusts and estates is 15% (through 2010). Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 35% maximum U.S. federal income tax rate on ordinary income. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including Sunset’s shares.

Sunset has not established a minimum dividend payment level and there can be no assurance of Sunset’s ability to pay dividends in the future.

Sunset has made and will make distributions to Sunset’s stockholders, if authorized by Sunset’s board of directors and declared by Sunset, in amounts such that all or substantially all of Sunset’s net taxable income each year, subject to certain adjustments and limitations, is distributed. Sunset has not established a minimum dividend payment level, and Sunset’s ability to pay dividends may be adversely affected by the risk factors described in this offering memorandum. All distributions are made at the discretion of Sunset’s board of directors and depend on Sunset’s earnings, Sunset’s financial condition, maintenance of Sunset’s REIT qualification and such other factors as Sunset’s board of directors deems relevant from time to time. There can be no assurance of Sunset’s ability to make distributions in the future.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the other documents incorporated by reference into this prospectus contain or may contain “forward looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Sunset has based these forward-looking statements on Alesco’s or Sunset’s current expectations about future events. Further, statements that include the words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference. These forward-looking statements, including, without limitation, those relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as future financial results, in each case relating to Alesco or Sunset, respectively, wherever they occur in this prospectus or the other documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of Alesco and Sunset and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus and incorporated by reference into this prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	factors that affect the timing or ability to complete the transaction contemplated herein;

•	the risk that the businesses will not be integrated successfully;

•	the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with lenders, other counterparties, or employees;

•	competition and its effects on pricing, spending, third-party relationships and revenues; and

•	the failure of the companies to successfully execute their business plans, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT and the cost of capital.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Sunset does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

Sunset will not receive any proceeds from the sale of shares by the selling stockholders from time to time pursuant to this prospectus. All proceeds from the sale of shares pursuant to this prospectus will be for the accounts of the selling stockholders. Sunset has agreed, however, to pay expenses relating to the registration of the shares under applicable securities laws.

SELLING STOCKHOLDERS

The following table sets forth information, as of October 5, 2006, with respect to the selling stockholders and shares beneficially owned by the selling stockholders that they may offer and sell from time to time pursuant to this prospectus. This table is prepared based on information supplied to Sunset by the selling stockholders and was accurate as of the date such information was provided to Sunset. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power, investment power or both. The term selling stockholders includes the holders of Sunset shares listed below and the beneficial owners of these shares and their transferees, pledgees, donees or other successors.

Any selling stockholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder obtained the shares as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased in the ordinary course of business and, at the time of its purchase of the stock to be resold, did not have any agreements or understandings, direct or indirect, with any person to distribute the shares. As a result, any profits on the sale of shares by selling stockholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by any such broker-dealers who are deemed to be “underwriters” could be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Selling Stockholders	Shares Beneficially Owned Before Resale		Number of Shares Offered by this Prospectus(2)
	Number	Percentage(1)
Omega Advisors, Inc. (3)	1,890,000	7.58%	1,890,000
Mercury Real Estate Advisors LLC (4)	1,323,000	5.31%	1,323,000
Boston Partners Asset Management, LLC (5)	1,268,656	5.09%	1,268,656
Lexington, ML CDD, LLC (6)	1,260,000	5.05%	1,260,000
RMR Advisors (7)	1,008,000	4.04%	1,008,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	789,164	3.17%	789,164
US Bank / First Capital Corp.	630,000	2.53%	630,000
Munder Capital Management (8)	592,452	2.38%	592,452
ADAR Investment Fund Ltd (9)	504,000	2.02%	504,000
Cohen Brothers LLC (10)	504,000	2.02%	504,000
Bear Stearns Securities Corp. (“BSSC”) FBO J. Steven Emerson IRA R/O II, BSSC FBO J. Steven Emerson Roth IRA, BSSC FBO Emerson Partners (11)	428,400	1.72%	428,400
DBAG London (12)	315,000	1.26%	315,000
Amaranth Advisors LLC (13)	315,000	1.26%	315,000
Daniel Cohen (14)	214,004	*	214,004
Bear Stearns High-Grade Structured Credit Strategies Master Fund Ltd.	199,269	*	199,269
Chartwell Dividend and Income Fund, Inc.	189,000	*	189,000
Bear Stearns F/A/O Guild Investment Management, Inc. (15)	151,200	*	151,200
James J. McEntee, III (16)	138,530	*	138,530
Deltec Asset Management (17)	133,560	*	133,560
Merrill Lynch (18)	133,192	*	133,192
Amar Family Limited Partnership (19)	126,000	*	126,000
Erik D. Prince, as trustee of Erik D. Prince Living Trust	126,000	*	126,000
Bear Stearns High-Grade Structured Credit Strategies Enhanced Leverage Master Fund Ltd.	115,731	*	115,731
Solomon Investment Partnership (20)	103,923	*	103,923
Glenmede Trust (21)	63,000	*	63,000
Shami Patel (22)	62,126	*	62,126
James R. Tretter and Nelly Van Loon Tretter, as trustees under James R. Tretter, Neeltje VanLoon Tretter u/a dtd 2/12/04 by Tretter Family Rev. Living Trust	50,400	*	50,400
As Is Investments, LLC (23)	44,100	*	44,100
Quailbrook GS Partners (24)	44,100	*	44,100
John J. Longino (25)	42,451	*	42,451
Bernard Meyers	41,580	*	41,580

Michael Hughes & Silvia Hughes, as trustees under Michael R. Hughes & Silvia G. Hughes Trust	37,800	*	37,800
Penny Investment Partners, GP (26)	37,800	*	37,800
Ted M. Bessen	37,800	*	37,800
John S. Osterweis	37,800	*	37,800
Hal Ofstie	37,800	*	37,800
Thomas Knox	37,800	*	37,800
Marvin Raab & Marsha Raab	34,650	*	34,650
CIDJEM (27)	31,500	*	31,500
Aronson Family Foundation (28)	31,500	*	31,500
Gerald Reich	31,500	*	31,500
Rubin Salant	31,500	*	31,500
GWT II, LLC (29)	31,500	*	31,500
Edmund Michael Reggie, Jr., as trustee under Revocable Trust Agreement of Edmund Michael Reggie, Jr.	31,500	*	31,500
Jean Hammond & Michael Krasner	31,500	*	31,500
Michael C. Markowitz, as trustee under Andrew David Markowitz Irrevocable Trust	31,500	*	31,500
Dr. Thomas M. Hudak, trustee, and Mary W. Hudak, trustee	31,500	*	31,500
Richard Hazan, as trustee under Richard J. Hazan Rev. Trust	31,500	*	31,500
Raymond Spencer	31,500	*	31,500
Robert Zimmerman	31,500	*	31,500
Roger Shiffman	31,500	*	31,500
David A. Vandervelde	31,500	*	31,500
A. Carl Helwig	31,500	*	31,500
Tobey Dichter	31,500	*	31,500
Gail Tozour	31,500	*	31,500
TFH Partners Ltd. Partnership (30)	31,500	*	31,500
Steven Levin and Rondi Pillette	31,500	*	31,500
Sina Yashar and Parvaneh Yashar, as trustees under Yashar Family Trust u/a dtd 4/29/96	31,500	*	31,500
Marshall Lloyd Esq., as trustee u/a dtd 12/12/2000 Martin B Seretean Irrevocable Trust	31,500	*	31,500
Michael R. Bowlin	31,500	*	31,500
Lienroc Holdings LP (31)	31,500	*	31,500
Elk River LP (32)	31,500	*	31,500
Leaf Family Partners, Ltd. (33)	31,500	*	31,500
Robert Dubiel Trustee	31,500	*	31,500
David Levin	31,500	*	31,500
Bruce Levy	25,200	*	25,200
David Ferleger, as trustee under Ferleger Trust U/A DTD 02/07/2002	18,900	*	18,900
Barry Zubrow, as trustee under Barry Zubrow Foundation	18,900	*	18,900
June Wolfson, as trustee under June Wolfson Trust	15,750	*	15,750
Stephen Wolfson, as trustee under Stephen Wolfson Trust	15,750	*	15,750
Tungbin Partners LLC (34)	15,750	*	15,750
Stanley Kraftsow, as trustee of Stanley Kraftsow Trust 8/8/2000	15,750	*	15,750
Elevation Bed LLC (35)	15,750	*	15,750
Matthew Thomas Mueller (36)	13,132	*	13,132
Raphael Licht and Gabrielle Applebaum (37)	13,132	*	13,132
Thomas P. Costello (38)	12,600	*	12,600
Jack Haraburda (39)	12,600	*	12,600
Lance Ullom (40)	12,600	*	12,600
Amy Berler and Matthew K. Berler, as trustees under U/A DD 1/9/04	12,600	*	12,600
Government Personnel Mutual Life Insurance	12,600	*	12,600
Brown Family Limited Partnership (41)	12,600	*	12,600
Edward S. Brown Family Partnership (42)	12,600	*	12,600
Leon Huff	12,600	*	12,600
Paul Lichtman	12,600	*	12,600
Andrew Hohns (43)	11,872	*	11,872
Alex Cigolle (44)	11,872	*	11,872
Kevin R. Braddish (45)	10,612	*	10,612
Admirals Cove Assoc Ltd. (46)	9,450	*	9,450
Crown Investment Holdings (47)	7,560	*	7,560
Richard Bell, as trustee under Potomac Development Corporation 401(k) Profit Sharing Plan and Trust u/a/d 12/3/86 fbo Richard J. Bell	6,300	*	6,300

Richard J. Abt	6,300	*	6,300
The Raab Group (48)	6,300	*	6,300
Peter E. Metzner, as trustee under the Metzner Family Trust	6,300	*	6,300
Sidney Skarloff	6,300	*	6,300
Leslie Groverman	6,300	*	6,300
Kenneth Gamble	6,300	*	6,300
Peter Frodigh	6,300	*	6,300
David Schwartz, as trustee under Potomac Development Corporation 401(k) Profit Sharing Plan and Trust u/a/d 12/3/86 fbo David H. Schwartz	6,300	*	6,300
Suzanne Macht trustee, Macht Family Trust	5,670	*	5,670
Michael Shenkman (49)	5,307	*	5,307
David Nathaniel (50)	5,305	*	5,305
William Hohns	5,040	*	5,040
Jerome H. Sklaroff	3,780	*	3,780
Abe Raab, as trustee under Zayde Trust FBO The Children of Abraham Raab	3,780	*	3,780
William Frankel	3,780	*	3,780
Marvin and Marsha Raab Foundation (51)	3,780	*	3,780
David and Claire Family Foundation (52)	3,780	*	3,780
Alan Schreiber	3,780	*	3,780
Robert and Randie Bernstein	3,780	*	3,780
LeFort Profit Sharing Plan (53)	3,780	*	3,780
John Heppe	3,780	*	3,780
Jacinda Barrett	3,780	*	3,780
Abe Raab	3,150	*	3,150
BLJGJ Corporation (54)	3,150	*	3,150
Eugene Block	3,150	*	3,150
David and Deborah Popper	3,150	*	3,150
Peaches Politis, as trustee under Marital Trust of P. Politis	3,150	*	3,150
Peaches Politis, as trustee under Peaches Politis Residuary Trust	3,150	*	3,150
Morris Starkman and Tami Starkman	3,150	*	3,150
Adam Robert Dean Inc. (55)	2,520	*	2,520
H. Morgan Smith	2,520	*	2,520
George E. Boudreau	2,520	*	2,520
Gail Herring Stanger	2,520	*	2,520
Constantine Politis	2,520	*	2,520
Stephen and Carol Altaker	2,520	*	2,520
Jennifer Groverman	1,890	*	1,890
Janice Birenbaum and Arthur Birenbaum	1,260	*	1,260
Stephen Macht Trustee, Mighty Macht Pension Plan	1,260	*	1,260
Michael M. Weisbrot	1,260	*	1,260
Bob Kent	1,260	*	1,260
Earl Morgenstern	1,260	*	1,260
Gabriel Macht	1,260	*	1,260
Rob Panepinto	1,260	*	1,260
Robert Licht	1,260	*	1,260

	14,415,530	43.43%	14,415,530

(1) Beneficial ownership of 1% or less of all of the merged company’s outstanding shares is indicated with an asterisk.

(2) Assumes that each selling stockholder sells all of the shares it is offering for sale under this prospectus and neither acquires nor disposes of any other shares, or rights to purchase other shares, after the date as of which Sunset obtained information regarding its holdings.

(3) Omega Advisors, Inc. (“Omega”) is an investment advisor to the following investment funds that hold the shares: Omega Capital Partners, L.P., Omega Capital Investors, L.P., Omega Overseas Partners, Ltd., Omega Equity Investors, L.P., Beta Equities, Inc., GS&Co Profit Sharing Master Trust, Permal LGC Ltd., SGAM AI Portable Alpha-Omega, Agemo Fund Limited, Long-Short Equity Fund Portfolio Company, Ltd., Presidential Life Corporation, The Ministers and Missionaries Benefit Board of American Baptist Churches. Leon Cooperman is the CEO and majority shareholder of Omega has investment and voting power with respect to the shares held by Omega.

(4) David R. Jarvis and Malcolm F. MacLean IV are the managing members of Mercury Real Estate Advisors LLC (“Mercury”) and have investment and voting power with respect to the shares held by Mercury.

(5) Boston Partners Asset Management, LLC (“BPAM”) is an investment advisor with discretionary authority on behalf of various beneficial owners of the shares it holds. BPAM is under common corporate control with the following broker/dealers: Robeco Securities, LLC, HCA Securities, Inc. and Rabo Securities USA, Inc. Duilio Ramallo has investment and voting power over 1,138,359 shares and investment power over 130,297 shares.

(6) Douglas Dubiel is the manager of Lexington, ML CDD, LLC (“Lexington”) and has investment and voting power with respect to the shares held by Lexington.

(7) The following publicly traded closed end registered investment companies hold the shares: RMR Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund. Thomas M. O’Brien is the president of, and has investment and voting power with respect to the shares held by, each of RMR Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund.

(8) Munder Capital Management (“MCM”), as the investment advisor to the Munder Micro-Cap Equity Fund (the “Munder Fund”), The International Church of the Foursquare Gospel (the “Foursquare Gospel “) and The Foursquare Foundation, has investment and voting power with respect to the 592,452 shares it holds on behalf of the Muster Fund, the Foursquare Gospel and The Foursquare Foundation. MCM’s investment and voting power over the Muster Fund’s shares is subject to the general supervision and direction of the Munder Fund’s board of trustees. John S. Adams is the President and Chief Investment Officer of MCM.

(9) ADAR Investment Management LLC (“ADAR LLC”), as investment manager to ADAR Investment Fund Ltd (“ADAR Fund”), has investment and voting power with respect to the shares held by ADAR Fund. ADAR LLC is controlled by Abby Flamholz and Yehuda Blinder, who serve as managers of the investment manager and, through family trusts, are the beneficial owners of the investment manager.

(10) Cohen Brothers LLC wholly-owns Alesco’s and Sunset’s manager and will wholly-own the manager of the merged entity. Chris Ricciardi, the CEO of Cohen and Company, has investment and voting power with respect to the shares held by Cohen Brothers LLC.

(11) J. Steven Emerson is the control person for all accounts as follows: Bear Stearns Securities Corp. (“BSSC”) FBO J. Steven Emerson IRA R/O II; BSSC FBO J. Steven Emerson Roth IRA; BSSC FBO Emerson Partners.

(12) DBAG London is an affiliate of Deutsche Bank Securities Inc., a registered broker-dealer. Patrick Corrigan has voting and investment power with respect to the shares held by DBAG London.

(13) Amaranth Advisors LLC (“Amaranth”) is an investment advisor to and has investment and voting power over the shares held by Amaranth LLC and Amaranth Global Equities Master Fund Limited. Nicholas M. Maounis is the managing member of Amaranth and has voting and investment power with respect to the shares held by Amaranth.

(14) Daniel Cohen is the Chairman of Alesco and will be the Chairman of the merged entity.

(15) Guild Investment Management (“Guild”) is a registered investment advisor. Guild’s shares are held at Bear Stearns Securities Corp. in street name for eight client accounts. Montague Guild, Jr. has investment and voting power with respect to the shares held by Guild.

(16) James J. McEntee, III is the Chief Executive Officer of Alesco and will be the Chief Executive Officer of the merged entity.

(17) John Gordon and Jim White have investment and voting power with respect to the shares held by Deltec Asset Management.

(18) Merrill Lynch is an investment advisor to certain beneficial shareholders and has investment and voting power with respect to the shares it holds.

(19) Amar Desai, the managing partner of Amar Family Limited Partnership, has investment and voting power with respect to the shares held by Amar Family Limited Partnership.

(20) Ed Cohen has investment and voting power with respect to the shares held by Solomon Investment Partnership.

(21) Robert Mancuso has investment and voting power with respect to the shares held by Glenmede Trust.

(22) Shami Patel is the Chief Operating Officer of Alesco and will be the Chief Operating Officer of the merged entity.

(23) Adam Singer holds investment and voting power with respect to the shares held by As Is Investments, LLC.

(24) David Zubrow holds investment and voting power with respect to the shares held by Quailbrook GS Partners.

(25) John J. Longino is the Chief Financial Officer and Treasurer of Alesco and will be the Chief Financial Officer of the merged entity.

(26) Mitchell Tuchman has investment and voting power with respect to the shares held by Penny Investment Partners, GP.

(27) Dennis B. Poster, the general manager of CIDJEM, holds investment and voting power with respect to the shares held by CIDJEM.

(28) Dennis B. Poster and Henry W. Berinstein, trustees of Aronson Family Foundation, hold investment and voting power with respect to the shares held by Aronson Family Foundation.

(29) Angelo Grossi and Jennifer Grossi, the only members of GWT II, LLC, hold investment and voting power with respect to the shares held by GWT II, LLC.

(30) George Hanley has investment and voting power with respect to the shares held by TFH Partners Ltd. Partnership.

(31) Doug Kaplan has investment and voting power with respect to the shares held by Lienroc Holdings LP.

(32) Greg Wolfson has investment and voting power with respect to the shares held by Elk River LP.

(33) John and Cynthia Leaf have investment and voting power with respect to the shares held by Leaf Family Partners, Ltd.

(34) Jeffrey Binstock has investment and voting power with respect to the shares held by Tungbin Partners LLC.

(35) Stanley Kraftsow, managing member of Elevation Bed LLC, holds investment and voting power with respect to the shares held by Elevation Bed LLC.

(36) Matthew Thomas Mueller is an employee of Cohen Brothers, an affiliate of Alesco’s and Sunset’s manager and, after the merger, an affiliate of the merged entity’s manager.

(37) Raphael Licht is an employee of Cohen Brothers, an affiliate of Alesco’s and Sunset’s manager and, after the merger, an affiliate of the merged entity’s manager.

(38) Thomas P. Costello serves on the board of trustees of Alesco and after the merger will serve on the board of directors of the merged entity.

(39) Jack Haraburda serves on the board of trustees of Alesco and after the merger will serve on the board of directors of the merged entity.

(40) Lance Ullom serves on the board of trustees of Alesco and after the merger will serve on the board of directors of the merged entity.

(41) Edward Brown has investment and voting power over the shares held by Brown Family Limited Partnership.

(42) Edward Brown has investment and voting power with respect to the shares held by Edward S. Brown Family Partnership

(43) Andrew Hohns is a registered representative of Cohen Bros. & Company, LLC and is also a member of Cohen & Company, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(44) Alex Cigolle is an employee of Cohen Brothers, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(45) Kevin R. Braddish is an employee of Cohen Brothers, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(46) Ben Frankel has investment and voting power with respect to the shares held by Admirals Cove Assoc. Ltd.

(47) Ben Corn has investment and voting power with respect to the shares held by Crown Investment Holdings.

(48) Abe Raab, as majority partner of The Raab Group, controls the investment and voting power with respect to the shares held by Raab Group.

(49) Michael Shenkman is the Chief Financial Officer of Cohen Brothers, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(50) David Nathaniel is the Chief Investment Officer of Cohen and Company, an affiliate of Sunset’s and Alesco’s manager and, after the merger, an affiliate of the merged entity’s manager.

(51) Marvin Raab, as trustee of Marvin and Marsha Raab Foundation (“M&M Raab Foundation”), holds investment and voting power with respect to the shares held by M&M Raab Foundation.

(52) Marvin Raab, as trustee of David and Claire Family Foundation (“D&C Family Foundation”), holds investment and voting power with respect to the shares held by D&C Family Foundation.

(53) Elisabeth LeFort has investment and voting power with respect to the shares held by LeFort Profit Sharing Plan.

(54) Ben Frankel has investment and voting power with respect to the shares held by BLGJG Corporation.

(55) William Frankel has investment and voting power with respect to the shares held by Adam Robert Dean Inc.

Except as indicated above, no selling stockholder has, or has had since Sunset’s inception, any position, office or other material relationship with Sunset or any of Sunset’s predecessors or affiliates. The selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

PLAN OF DISTRIBUTION

Sunset is registering the shares covered by this prospectus to permit holders to conduct public secondary trades of these securities from time to time after the date of this prospectus. Sunset will not receive any of the proceeds from the offering of the shares by the selling stockholders. Sunset has been advised by the selling stockholders that the selling stockholders or pledgees, donees or transferees of, or other successors in interest to, the selling stockholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time either:

•	directly; or

•	through underwriters, broker-dealers or agents, who may act solely as agents or who may acquire the shares as principals or as both, and who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from the purchasers of the shares for whom they may act as agent (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

Unless otherwise permitted by law, if the shares are to be sold pursuant to this prospectus by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, then Sunset must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, donee, transferee or other successors in interest as selling stockholders under this prospectus.

Determination of Offering Price

Except as may be described in any prospectus supplement accompanying this prospectus, the selling stockholders may offer their shares pursuant to this prospectus at fixed prices, which may be changed, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The offering price will be determined by the participants in the purchase and sale (or other transfer) transaction based on factors they consider important.

The aggregate proceeds to the selling stockholders from the sale of the shares offered by them hereby will be the purchase price of the shares less discounts and commissions, if any.

Methods of Distribution

The sales described in the preceding paragraphs may be effected in transactions:

•	on any national securities exchange or quotation service on which Sunset’s shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions (which may include underwritten transactions) otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales (except that no selling stockholders may satisfy its obligations in connection with short sale or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under such registration statement).

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares in the course of hedging their positions. The selling stockholders may also sell the shares short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell the shares. Each of the selling stockholders that is an affiliate of a registered broker-dealer has represented to Sunset that it purchased the shares in the ordinary course of business and, at the time of such purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares, except as may be stated in the footnotes to the selling stockholder table.

The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares which may be resold thereafter pursuant to this prospectus if the shares are delivered by the selling stockholders. However, if the shares are to be delivered by the selling stockholders’ successors in interest, unless permitted by law, Sunset must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the successors in interest as selling stockholders under this prospectus.

Selling stockholders might not sell any, or might not sell all, of the shares offered by them pursuant to this prospectus. In addition, Sunset cannot assure you that a selling stockholder will not transfer shares by other means not described in this prospectus.

To the extent required, upon being notified by a selling stockholder that any arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer(s), the name(s) of the selling stockholder(s) and of the participating agent, underwriter or broker-dealer(s), specific shares to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.

The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares and, if the selling stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the shares to be sold under cover of the registration statement of which this prospectus is a part, unless permitted by law, Sunset must file an amendment to such registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any such other person. In addition, Regulation M under the Exchange Act may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the underlying shares.

Underwriting Discounts and Commissions, Indemnification and Expenses

Brokers, dealers, underwriters or agents participating in the distribution of the shares pursuant to this prospectus as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The selling stockholders and any brokers, dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares pursuant to this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions. Neither Sunset nor any selling stockholder can presently estimate the amount of such compensation. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Pursuant to the Registration Rights Agreement, which appears as an exhibit to the registration statement of which this prospectus is a part, Sunset has agreed to indemnify each selling stockholder, each participating-broker-dealer, each person who participates as an underwriter and each person, if any, who controls any selling stockholder or underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities arising under the Securities Act. Each selling stockholder has agreed to indemnify Sunset, each underwriter and the other selling stockholders, and each of Sunset’s and their respective directors and officers, and each person, if any, who controls Sunset, any underwriter and any other selling stockholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities arising under the Securities Act.

Sunset has agreed, among other things, to bear all registration expenses, other than selling expenses, commissions and discounts, and certain expenses of one counsel to the selling stockholders, in connection with the registration and sale of the shares covered by this prospectus.

Some of the selling stockholders which might be deemed to be underwriters, as described above, and their affiliates engage in transactions with, and perform services for, Sunset in the ordinary course of business and have engaged and may in the future engage in commercial banking and/or investment banking transactions with Sunset, for which they have received or will receive, as the case may be, customary compensation.

Registration Period

The Registration Rights Agreement generally requires Sunset, among other things, to use its commercially reasonable efforts to keep the shelf registration statement continuously effective under the Securities Act until the first to occur of: (a) the sale of all of the shares covered by the shelf registration statement pursuant to a registration statement; (b) the sale, transfer or other disposition of all of the shares covered by the shelf registration statement pursuant to Rule 144 under the Securities Act; (c) such time as all of the shares covered by the shelf registration statement and not held by affiliates of Sunset are, in the opinion of Sunset’s counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act; (d) the shares have been sold to Sunset or any of Sunset’s subsidiaries; or (e) the second anniversary of the initial effective date of the shelf registration statement.

LEGAL MATTERS

Locke Liddell & Sapp LLP will pass upon the validity of the Sunset shares offered by this prospectus.

EXPERTS

Sunset’s financial statements and schedule as of December 31, 2005 and for the year then ended have been audited by Hancock Askew & Co., LLP, independent registered public accounting firm, as stated in their report dated March 13, 2006, which is incorporated herein by reference, and have been so incorporated by reference in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited Sunset’s consolidated financial statements and schedule as of December 31, 2004, and for the year ended December 31, 2004 and the period beginning October 6, 2003 and ended December 31, 2003, included in Sunset’s Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Sunset’s financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements and schedules of Alesco at March 31, 2006, and for the period January 31, 2006 to March 31, 2006, appearing in the Sunset proxy statement filed with the Securities and Exchange Commission on September 8, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Sunset files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by Sunset at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Sunset are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

The SEC allows Sunset to “incorporate by reference” information into this prospectus. This means that Sunset can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus. Sunset does not incorporate the contents of its website into this prospectus.

This prospectus incorporates by reference the documents listed below that Sunset has previously filed with the SEC. They contain important information about Sunset and its financial condition. The following documents, which were filed by Sunset with the SEC, are incorporated by reference into this prospectus:

•	Sunset’s annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 14, 2006;

•	Sunset’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 9, 2006;

•	Sunset’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 9, 2006;

•	Sunset’s current report on Form 8-K dated March 14, 2006, filed with the SEC on March 15, 2006;

•	Sunset’s current report on Form 8-K dated April 27, 2006 , filed with the SEC on April 28, 2006;

•	Sunset’s current report on Form 8-K dated May 10, 2006, filed with the SEC on May 17, 2006;

•	Sunset’s current report on Form 8-K dated June 30, 2006, filed with the SEC on July 6, 2006;

•	Sunset’s current report on Form 8-K dated July 20, 2006, filed with the SEC on July 26, 2006;

•	Sunset’s current report on Form 8-K dated August 3, 2006, filed with the SEC on August 9, 2006;

•	Sunset’s current report on Form 8-K dated September 5, 2006, filed with the SEC on September 5, 2006;

•	Sunset’s current report on Form 8-K dated September 15, 2006, filed with the SEC on September 15, 2006;

•	Sunset’s current report on Form 8-K dated September 29, 2006, filed with the SEC on September 29, 2006;

•	Sunset’s Schedule TO dated September 8, 2006, filed with the SEC on September 8, 2006;

•	Sunset’s Schedule TO, Amendment No. 1 dated September 15, 2006, filed with the SEC on September 15, 2006;

•	Sunset’s Schedule TO, Amendment No. 2 dated September 20, 2006, filed with the SEC on September 20, 2006;

•	Sunset’s Schedule TO, Amendment No. 3 dated September 25, 2006, filed with the SEC on September 25, 2006;

•	Sunset’s Schedule TO, Amendment No. 4 dated September 26, 2006, filed with the SEC on September 27, 2006;

•	Sunset’s Schedule TO, Amendment No. 5 dated September 28, 2006, filed with the SEC on September 28, 2006;

•	Sunset’s Schedule TO, Amendment No. 6 dated September 29, 2006, filed with the SEC on September 29, 2006;

•	Sunset’s proxy statement on Schedule 14A filed with the SEC on September 8, 2006;

•	Sunset’s additional proxy soliciting materials on Schedule 14A filed with the SEC on September 15, 2006, September 20, 2006, September 25, 2006, September 26, 2006, September 28, 2006 and September 29, 2006; and

•	The description of Sunset’s common stock contained in its registration statement on Form 8-A filed on March 3, 2004 (File No. 001-32026).

In addition, Sunset incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the documents incorporated by reference into this prospectus through Sunset or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Sunset without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. Sunset stockholders may request a copy of such documents, without charge, by contacting Stacy M. Riffe at:

Sunset Financial Resources, Inc.

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

Attn: Stacy M. Riffe

sriffe@sfous.com

(904) 425-4575

Sunset has not authorized anyone to give any information or make any representation about Sunset that is different from, or in addition to, that contained in this prospectus or in any of the materials that Sunset has incorporated into this prospectus by referance. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Sunset in connection with the shares being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$13,173
Legal fees and expenses	35,000
Accounting fees and expenses	25,000
Printing and miscellaneous expenses	15,000

Total	88,173

ITEM 15.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

The registrant’s charter limits the liability of Sunset’s directors and officers to Sunset and its stockholders to the fullest extent permitted by the MGCL (as amended from time to time) and, together with the registrant’s bylaws, requires Sunset to indemnify its present and former directors and any individual who, while a director of Sunset, serves or has served another corporation, real estate investment trust, partnership, joint venture, employee benefit plan or other enterprise as a director, officer, partner or trustee against liabilities to the fullest extent allowed under Maryland law. Sunset’s charter and bylaws permit it, with the approval of its board of directors, to indemnify and advance or reimburse the expenses of any officer, employee or agent of Sunset or any predecessor, to the maximum extent permitted by the

MGCL. Accordingly, Sunset has entered into indemnification agreements which provide for indemnification of its officers to the fullest extent allowed under Maryland law. Sunsets maintains director’s and officer’s insurance for the benefit of the company and the benefit of its officers and directors.

The MGCL requires a corporation (unless its charter provides otherwise, which Sunset’s does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

(1)	was committed in bad faith; or

(2)	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation (other than for expenses incurred in a successful defense of such an action) or for a judgment of liability on the basis that personal benefit was improperly received. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Sunset’s bylaws obligate the company, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director who is made a party to the proceeding by reason of his or her service in that capacity; or

•	make any individual who, while a director of Sunset and at Sunset’s request, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his or her service in that capacity.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling Sunset for liability arising under the Securities Act of 1933, Sunset has been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Sunset’s charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The foregoing summaries are necessarily subject to the complete text of the statute, the registrant’s charter and bylaws, and the arrangements referred to above and are qualified in their entirety by reference thereto.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2006, by and among Alesco Financial Trust, Jaguar Acquisition, Inc. and Sunset Financial Resources, Inc. (incorporated by reference to Sunset’s proxy statement on Schedule 14A filed with the SEC on September 8, 2006)

4.1	Letter Agreement dated September 5, 2006 between Sunset Financial Resources, Inc., Alesco Financial Trust and Jaguar Acquisition Inc. and the attached Registration Rights Provisions (incorporated by reference to Sunset’s Current Report on Form 8-K filed with the SEC on September 5, 2006)

4.2	Letter Agreement dated September 29, 2006 between Sunset Financial Resources, Inc., Alesco Financial Trust and Jaguar Acquisition Inc. decreasing the exchange ratio in the merger (incorporated by reference to Sunset’s Current Report on Form 8-K filed with the SEC on September 29, 2006)

5.1	Opinion of Locke Liddell & Sapp LLP regarding the legality of the securities being issued

8.1	Opinion of Locke Liddell & Sapp LLP relating to REIT status of Sunset Financial Resources, Inc.

10.1	Interim Management Agreement, dated as of April 27, 2006, between Sunset Financial Resources, Inc. and Cohen Brothers Management, LLC. (incorporated by reference to Sunset’s proxy statement on Schedule 14A filed September 8, 2006)

10.2	Management Agreement, dated as of April 27, 2006, between Alesco Financial Trust and Cohen Brothers Management, LLC. (incorporated by reference to Sunset’s proxy statement on Schedule 14A filed September 8, 2006)

10.3	Shared Facilities and Services Agreement, dated as of January 31, 2006, between Cohen Brothers Management, LLC and Cohen Brothers, LLC

10.4	Letter Agreement, dated January 31, 2006, between Alesco Financial Trust and Cohen Brothers, LLC relating to certain rights of first refusal and noncompetition arrangements between the parties

23.1	Consent of Ernst & Young LLP (related to Alesco’s consolidated financial statements)

23.2	Consent of Hancock Askew & Co., LLP (related to Sunset’s financial statements)

23.3	Consent of Ernst & Young LLP (related to Sunset’s financial statements)

23.4	Consent of Locke Liddell & Sapp LLP (included in Exhibits 5.1 and 8.1)

24.1	Power of Attorney (included on signature page to the initial filing of the Registration Statement on September 8, 2006)

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time or contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on October 5, 2006.

SUNSET FINANCIAL RESOURCES, INC.

By:	/s/ Stacy M. Riffe
Stacy M. Riffe
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Rodney E. Bennett* Rodney E. Bennett	Chairman of the Board, Director	October 5, 2006

By:	/s/ Stacy M. Riffe Stacy M. Riffe	Chief Executive Officer and Chief Financial Officer (Principal Accounting Officer)	October 5, 2006

By:	/s/ G. Steven Dawson* G. Steven Dawson	Director	October 5, 2006

By:	/s/ Joseph P. Stingone* Joseph P. Stingone	Director	October 5, 2006

By:	/s/ Charles D. Van Sickle* Charles D. Van Sickle	Director	October 5, 2006

By:	/s/ Charles W. Wolcott* Charles W. Wolcott	Director	October 5, 2006

*	By Stacy M. Riffe, pursuant to Power of Attorney dated September 8, 2006 included in Form S-3 filed with the SEC on September 8, 2006.